Second Quarter 2006
For the six months ending June 30, 2006

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated

Highlights

•	Record second quarter cash flow from operations of $111.0 million and a payout ratio of 62 percent, driven by strong performance across all three business units.

•	Upstream production of 30,800 barrels of oil equivalent per day, with continued strong results from southwest Saskatchewan projects and steady production from long-life U.S. assets.

•	Excellent Midstream business unit EBITDA of $46.4 million, underpinned by strong commodity price environment.

•	2006 planned capital expenditures increased by $36 million to $196 million, to fund attractive internally- generated growth opportunities in all three business units.

•	Upstream operational and financial profile will be strengthened by the Rainbow asset acquisition expected to be completed in August.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) reported second quarter 2006 cash flow from operations of $111.0 million ($0.58/unit) compared to $64.4 million ($0.41/unit) generated in the second quarter of 2005, an increase of 72 percent. Distributions declared in the quarter totalled $68.6 million ($0.36/unit) compared to $57.0 million ($0.36/unit) in 2005. For the second quarter of 2006, Provident’s payout ratio of cash flow from operations was 62 percent compared to 88 percent in the same period a year earlier.

“These excellent financial results demonstrate the value of Provident’s balanced portfolio strategy in a mixed commodity price environment,” said Provident President and Chief Executive Officer Tom Buchanan. “The Canadian upstream business again delivered solid production, and our asset base in Canada will be strengthened by our recent Rainbow acquisition. The Midstream business capitalized on a very strong business environment to deliver outstanding results in what is typically a slower quarter in the NGL industry. And our strategic and operational initiatives in the U.S. remain on track.”

For the second quarter of 2006, Provident recorded net earnings of $21.4 million, compared to net earnings of $26.8 million for the same quarter in 2005. The second quarter 2006 net earnings include an unrealized loss of $68.9 million on derivative contracts. Provident's risk management program incorporates the use of financial derivative instruments, including commodity price hedges, to stabilize cash flow over time. Particularly in the Midstream business, Provident routinely enters into crude oil and natural gas futures contracts with effective periods of up to five years (through 2011), to protect margins on the extraction, fractionation and sales of NGLs. Provident has recently executed many such contracts in order to capture the currently favourable “frac spread” ratio between the high price of crude oil and relatively lower price of natural gas. Due to the accounting requirement to "mark to market" all unrealized gains and losses associated with future financial derivative instruments at a point in time and report these against current period income, Provident's net earnings show substantial quarterly variation that is not necessarily related to current operations.

As previously announced, Randy Findlay elected to retire from his management responsibilities with the company effective June 30, 2006. Tom Buchanan has been appointed to the position of President, as well as continuing as
Chief Executive Officer of Provident.

Business Unit Results

Provident’s balanced portfolio includes diverse assets across the energy value chain in Canada and the United States. The company has three business units: Canadian Oil and Gas Production (COGP), U.S. Oil and Gas Production
(USOGP), and Midstream.

Canadian Oil and Gas Production (COGP)

Provident’s COGP business unit produces and sells natural gas, light/medium oil, natural gas liquids (NGLs), and heavy oil. Production assets are primarily located in the central and southern regions of Alberta and Saskatchewan.

In the second quarter of 2006, COGP generated $55.5 million in cash flow from operations, compared to $40.1 million in the second quarter of 2005. Average production during the quarter of 23,100 barrel of oil equivalent (boed) was higher than expected, due to continued drilling success in Provident’s greenfield program in southwest Saskatchewan and good production results in Central Alberta. Production decreased from an average of 27,400 boed in the second quarter of 2005, due to the sale of approximately 2,100 boed of production in September 2005 and to natural declines. Production during the most recent quarter was weighted 56 percent natural gas, 35 percent medium/light crude oil and NGLs, and nine percent heavy oil.

Second quarter 2006 field operating netback of $27.66 per barrel of oil equivalent (boe) was 13 percent above the $24.45 per boe in the same quarter of 2005. Operating costs were $23.2 million ($11.05 per boe) during the second quarter of 2006, compared to $22.3 million ($8.94 per boe) during the second quarter of 2005. Operating expenses year-over-year increased in a number of categories, including well servicing, maintenance, power and fuel, and fluid hauling.

Provident spent $13.5 million in COGP capital expenditures in the quarter. A majority of the capital was deployed in southern Saskatchewan to complete and tie-in 13 wells that added 1,000 boed of production.

In mid-July, Provident announced its acquisition of a package of natural gas producing assets in the Rainbow area of northwestern Alberta for an estimated price of $475.9 million after adjustments. Current production from these assets is approximately 5,500 boed, and the reserve life index is over 11 years. The transaction is expected to close by the end of August, 2006.

U.S. Oil and Gas Production (USOGP)

Provident’s USOGP business unit produces and sells crude oil and natural gas from basins in Southern California and Wyoming. BreitBurn Energy Company LP (BreitBurn) operates 99 percent of the production, and Provident owns approximately 96 percent of BreitBurn.

In the second quarter of 2006, USOGP generated $16.4 million of cash flow from operations, an increase of 19 percent over the same period in 2005. Production averaged 7,700 boed in the second quarter of 2006, consistent with production in the same quarter last year. First quarter production was weighted 95 percent light/medium crude oil and five percent natural gas.

Field operating netbacks in the second quarter of 2006 were $43.15 per boe, up from $33.65 in the second quarter of 2005. Operating costs were $17.65 per boe during the quarter, compared with $14.00 per boe during the second quarter of 2005. The higher operating costs are the result of a high cost environment as well as a one-time property tax adjustment that amounts to $1.01 per boe.

USOGP general and administrative costs in the quarter include expenses related to a potential real estate development project in an area of Southern California where BreitBurn Energy owns significant surface rights related to oil and gas operations. BreitBurn is working with a real estate development partner to evaluate developing this land for sale. See the Management’s Discussion and Analysis for more detail.

Provident Energy 2006 Q2 2

Provident spent $9.9 million on USOGP capital expenditures during the second quarter. $6.9 million was spent on drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. $4.9 million was directed at optimization projects in Wyoming, smaller fields and office equipment. There was also a capital adjustment of $2.0 million to reduce transaction costs relating to past acquisitions.

As previously announced, Provident’s subsidiary, BreitBurn Energy Partners, L.P., has filed an amended Form S-1 registration statement with the U.S. Securities and Exchange Commission in order to pursue an initial public offering of a master limited partnership. The filing of the Form S-1 was made pursuant to and in accordance of the U.S. Securities Act of 1933 and, in accordance with Rule 135 under that Act, this information does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. Any such offer or solicitation will be made only by the prospectus included in the registration statement.

Midstream

Provident’s Midstream business unit participates in all elements of the natural gas liquids (NGL) value chain, including extraction of NGLs from natural gas, transportation, fractionation of the blended NGLs into products (ethane, propane, butane and condensate), storage of blended NGLs and NGL products, and distribution and marketing of NGL products. Provident is the second largest integrated NGL player in Canada, and is one of two Canadian companies with ownership in a west-to-east NGL system.

For the second quarter of 2006, Provident’s Midstream business unit generated earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) of $46.4 million, up substantially from $11.8 million in the second quarter of 2005. Cash flow from operations for the Midstream business unit increased from $10.6 million in the second quarter of 2005 to $39.1 million in the second quarter of 2006. The increases are due to the major midstream business acquisition that closed in December 2005, providing Provident with its significant NGL extraction facilities at Empress and its west to east NGL system. Results were also positively impacted by a very strong business environment in the quarter, which was characterized by low natural gas prices relative to NGL prices and strengthening propane prices.

Provident managed 158,941 barrels per day (bpd) of NGLs over the second quarter of 2006, up from 58,200 bpd in the second quarter of 2005, with the additional volumes due to the recent acquisition.

Midstream capital expenditure in the second quarter was $12.8 million. $11.4 million was spent in completing the previously announced new condensate offloading facility at the Redwater plant. That facility was commissioned during the quarter on time and on budget. It will offload and redeliver 35,000 barrels per day of condensate, complementing existing pipeline connections to and from Redwater.

Outlook and Capital Budget Expansion

In light of positive production results to date particularly in the Canadian upstream business, Provident may exceed the 2006 production guidance that was issued in January and updated upon the recent announcement of the Rainbow asset acquisition. Current production guidance is 29,000 to 31,000 boed.

In the Midstream business, results for the remainder of 2006 will depend on whether or not the price of crude oil products remains strong relative to the price of natural gas, as well as other factors such as prices for NGL products, particularly propane. Thus far, 2006 is looking like an excellent year for the business, particularly given the strong EBITDA in the second quarter.

In light of Provident’s solid operational performance, compelling organic opportunities, and strong cash flow year-to-date, Provident’s Board of Directors has approved an increase to the 2006 capital budget of an additional $36 million, bringing total anticipated capital expenditures to $196 million for the year. The additional capital will support attractive internally-generated growth opportunities in all three businesses.

Provident Energy 2006 Q2 3

The increase includes approximately $9 million for Canadian Oil and Gas Production, the bulk of which will be deployed on Provident’s successful southwest Saskatchewan shallow gas program and joint venture activity in southern Alberta. Approximately $2 million of that total is planned for the new Rainbow acquisition assets, which will set up the winter 2007 drilling program.

U.S. Oil and Gas Production capital expenditures will increase by approximately $6 million, to be spent principally on the previously disclosed thermal project in California. Provident is developing a diatomite cyclic steam project in the Santa Maria basin at Orcutt. Current production from other California cyclic steam diatomite projects exceeds 40,000 boed, including most notably Chevron’s Cymric field. Assuming continued success in the project, Provident anticipates drilling six pods (each pod consists of 15 producing wells) beginning in 2007. Production would ramp up gradually, with production from those six pods peaking in 2008 or 2009 at 1,500 to 1,800 boed. If the Orcutt diatomite project is successful, it could prove the potential for additional projects in the future. The expected total capital cost for the six-pod project is in the order of $60 million.

The Midstream capital budget will increase by approximately $21 million to fund ongoing expansion opportunities at the Redwater fractionation plant. In light of the success of the new condensate rail offloading facility and the strong market demand for condensate, Provident has executed a second five-year agreement with another major oil sands operator to provide condensate storage and terminalling services. As a result, Provident will add a second phase expansion of the new offloading terminal at Redwater. The phase two expansion will add a further 25,000 barrels per day of offloading capacity upon completion, nearly doubling the capacity of the new facility.

The Midstream business is also launching a project to develop two new underground NGL storage caverns at Redwater, one currently intended for condensate and one for butane. With a planned capacity of approximately 630,000 barrels each, the caverns, together with the expanded rail and pipeline infrastructure, will position Provident to take advantage of the strong markets and ongoing demand for these products in Alberta. Storage capacity is a keyelement of Provident’s success in the NGL business, given the significant seasonal price swings for NGLs. Provident plans to begin drilling the new caverns in late 2006, with anticipated in-service dates in 2008.

Provident Energy 2006 Q2 4

Consolidated financial highlights
Consolidated	Three months ended			Six months ended
($ 000s except per unit data)	June 30,			June 30,
	2006	2005	% Change	2006	2005	% Change
Revenue (net of royalties and financial
derivative instruments)	$424,439	$300,504	41	$978,145	$622,527	57
Cash flow from COGP operations (1)	$55,490	$40,098	38	$95,439	$77,667	23
Cash flow from USOGP operations (1)	16,377	13,770	19	29,241	25,138	16
Cash flow from midstream services	39,123	10,567	270	65,216	25,767	153
and marketing (1)
Total cash flow from operations (1)	$110,990	$64,435	72	$189,896	$128,572	48
Per weighted average unit - basic (2)	$0.58	$0.41	41	$1.00	$0.84	19
Per weighted average unit - diluted (3)	$0.58	$0.40	45	$1.00	$0.83	20
Declared distributions to unitholders	$68,572	$57,001	20	$136,922	$108,735	26
Per unit	$0.36	$0.36	-	$0.72	$0.72	-
Percent of cash flow from operations paid	62%	88%	(30)	72%	85%	(15)
out as declared distributions
Net income	$21,371	$26,822	(20)	$45,571	$24,039	90
Per weighted average unit - basic (2)	$0.11	$0.17	(35)	$0.24	$0.16	50
Per weighted average unit - diluted (3)	$0.11	$0.17	(35)	$0.24	$0.16	50
Capital expenditures, net	$36,181	$37,000	(2)	$91,484	$66,086	38
Nautilus acquisition	$-	$-	-	$-	$91,420	(100)
Weighted average trust units outstanding (000s)
- Basic(2)	190,236	157,517	21	189,687	152,730	24
- Diluted(3)	190,749	159,327	20	190,200	154,540	23

Consolidated
	As at	As at
	June 30,	December 31,
($000s)	2006	2005	% Change
Capitalization
Long-term debt	$878,962	$884,604	(1)
Unitholders’ equity	$1,328,083	$1,404,826	(5)

(1)	Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2)	Excludes exchangeable shares.
(3)	Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

Provident Energy 2006 Q2 5

Operational highlights
	Three months ended			Six months ended
Consolidated	June 30,			June 30,
COGP and USOGP combined	2006	2005	% Change	2006	2005	% Change
Oil and Gas Production (1)
Daily production
Light/medium crude oil (bpd)	13,923	15,891	(12)	14,247	15,144	(6)
Heavy oil (bpd)	2,011	4,644	(57)	2,245	5,093	(56)
Natural gas liquids (bpd)	1,475	1,454	1	1,502	1,604	(6)
Natural gas (mcfpd)	80,084	79,126	1	79,185	79,792	(1)
Oil equivalent (boed)(2)	30,756	35,177	(13)	31,192	35,140	(11)
Average selling price (before realized non-
hedging derivative instruments)
Light/medium crude oil ($/bbl)	$69.76	$51.20	36	$62.09	$50.31	23
Heavy oil ($/bbl)	$50.42	$26.03	94	$35.39	$25.93	36
Corporate oil blend ($/bbl)	$67.32	$45.50	48	$58.45	$44.17	32
Natural gas liquids ($/bbl)	$54.20	$47.75	14	$54.03	$46.42	16
Natural gas ($/mcf)	$6.10	$7.29	(16)	$7.04	$7.03	-
Oil equivalent ($/boe)(2)	$53.37	$44.94	19	$51.37	$43.51	18
Field netback (before realized non-hedging
derivative instruments) ($/boe)	$31.51	$26.58	19	$29.95	$25.41	18
Field netback (including realized non-hedging
derivative instruments) ($/boe)	$31.51	$22.16	42	$29.43	$21.49	37
Midstream services and marketing
Managed NGL volumes (bpd)	158,941	58,200	173	161,168	59,886	169
EBITDA (000s)(3)	$46,438	$11,765	295	$79,251	$28,145	182

(1)	Production figures reflect the September 29, 2005 disposition of various non-core properties that averaged 2,100 boed.
(2)	Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(3)	EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items.

Provident Energy 2006 Q2 6

Management’s discussion and analysis

The following analysis dated August 4, 2006 provides a detailed explanation of Provident’s operating results three and six months ended June 30, 2006 compared to the same time periods in 2005 and should conjunction with the consolidated financial statements of Provident, found later in the interim report.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three business segments: Canadian crude oil and natural gas production and exploitation (“COGP”), United States crude oil and natural gas production and exploitation, (“USOGP”) and midstream services and marketing (“Midstream”). Provident’s COGP business produces crude oil and natural gas from five core areas in the western Canadian sedimentary basin. USOGP produces crude oil and natural gas in southern California and Wyoming, U.S.A. The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit, the USOGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

Forward-looking statements

Certain statements included in this analysis constitute forward-looking statements under applicable securities legislation. These statements relate to future events or Provident’s future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. Forward-looking statements or information in this analysis include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident’s natural gas midstream, NGL processing and marketing business. These statements are only predictions. Actual events or results may differ materially. In addition, this analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. In addition to other assumptions identified in this analysis, assumptions in respect of forward-looking statements have been made regarding, among other things:

•	Provident’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	Provident’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve a consistent level of monthly cash distributions;
•	the impact of Canadian governmental regulation on Provident;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after hedging;
•	the level of capital expenditures devoted to development activity rather than exploration;

Provident Energy 2006 Q2 7

•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's NGL services, processing and marketing business;
•	the growth opportunities associated with the NGL services, processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's NGL services, processing and marketing business.

Although Provident believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Provident can not guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust, Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this analysis include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business, including fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership; and
•	third party performance of obligations under contractual arrangements.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this analysis are expressly qualified by this cautionary statement. Subject to Provident’s obligations under applicable securities laws, Provident is not under any duty to update any of the forward-looking statements after the date of this analysis to conform such statements to actual results or to changes in Provident’s expectations.

Provident Energy 2006 Q2 8

Second quarter and six months ended June 30, 2006 highlights

The second quarter highlights section provides commentary for the second quarter and for the six months ended
June 30, 2006 compared to the corresponding periods in 2005.

Consolidated cash flow from operations and cash distributions
	Three months ended			Six months ended
Consolidated	June 30,			June 30,
($ 000s, except per unit data)	2006	2005	% Change	2006	2005	% Change
Revenue, Cash Flow and Distributions
Revenue (net of royalties and financial derivative
instruments)	$424,439	$300,504	41	$978,145	$622,527	57
Cash flow from operations before changes in
working capital and site restoration expenditures	$110,990	$64,435	72	$189,896	$128,572	48
Per weighted average unit - basic (1)	$0.58	$0.41	41	$1.00	$0.84	19
Per weighted average unit - diluted (2)	$0.58	$0.40	45	$1.00	$0.83	20
Declared distributions	$68,572	$57,001	20	$136,922	$108,735	26
Per Unit	0.36	0.36	-	0.72	0.72	-
Percent of cash flow distributed	62%	88%	(30)	72%	85%	(15)

(1)	Excludes exchangeable shares
(2)	Includes dilutive impact of unit options, exchangeable shares and convertible

Second quarter 2006 cash flow was $111.0 million, 72 percent above the $64.4 million of cash flow recorded in the second quarter of 2005. For the six month period ended June 30, 2006 cash flow was $189.9 million, 48 percent above the $128.6 million of cash flow in the same period of 2005. COGP 2006 second quarter cash flow was $55.5 million, a 38 percent increase from the $40.1 million recorded in the comparable 2005 quarter. The main drivers for this increase were successful drilling programs and improved crude oil pricing and product mix, which resulted in significant increases in the netbacks. For the six month period ended June 30, 2006 COGP cash flow was $95.4 million, a 23 percent improvement above the $77.7 million recorded in the comparable 2005 period.

The Midstream business unit added $39.1 million to the second quarter 2006 cash flow, 270 percent above the $10.6 million recorded in the comparable 2005 quarter. For the six months ended June 30, 2006, Midstream contributed $65.2 million to cash flow, a 153 percent improvement over the $25.8 million in the comparable 2005 period. The Midstream cash flow has benefited from the Midstream NGL Acquisition completed in December 2005. This acquisition has extended Provident’s participation in the NGL value chain. Midstream cash flow reflects an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs. In addition, Midstream cash flow benefited from an increase in propane plus prices in the second quarter of 2006 over the second quarter of 2005 accompanied by a reduction in associated product costs, mostly due to reduced natural gas prices.

Cash flow from operations in the second quarter of 2006 also reflects cash flow of $16.4 million from the USOGP business unit, 19 percent above the $13.8 million in the comparable 2005 quarter, reflecting higher crude oil prices in 2006, partially offset by increased production expenses and general and administrative costs. USOGP cash flow for the six months ended June 30, 2006 was $29.3 million and reflects a full six months of production from the former Nautilus properties acquired in March 2005.

Declared distributions in the second quarter of 2006 totaled $68.6 million compared to $57.0 million of declared distributions in 2005. This represented 62 percent and 88 percent of cash flow from operations respectively.

Management uses cash flow from operations (before changes in working capital and site restoration expenditures) to analyze operating performance. Cash flow as presented does not have any standardized meaning prescribed by

Provident Energy 2006 Q2 9

Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculations of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and site restoration expenditures.

Net income
	Three months ended			Six months ended
Consolidated	June 30,			June 30,
($ 000s, except per unit data)	2006	2005	% Change	2006	2005	% Change
Net income	$21,371	$26,822	(20)	$45,571	$24,039	90
Per weighted average unit
- basic(1)	0.11	0.17	(35)	0.24	0.16	50
Per weighted average unit
- diluted(2)	0.11	0.17	(35)	0.24	0.16	50

(1)	Based on weighted average number of trust units outstanding
(2)	Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan, exchangeable shares and convertible debentures.

Net income for the second quarter of 2006 decreased to $21.4 million compared to $26.8 million of income in the comparable 2005 quarter. Higher earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) in all the segments was more than offset by an increase in unrealized losses on financial derivative instruments.

The COGP business segment’s second quarter 2006 net income was $35.1 million, a $27.7 million improvement over the 2005 second quarter net income of $7.4 million. Higher income tax recoveries and the successful drilling programs combined with improved crude oil pricing and product mix, and lower depletion, depreciation and accretion were partially offset by unrealized losses on financial derivative instruments and lower natural gas prices.

The Midstream unit recorded a $4.6 million net loss in the second quarter of 2006 as compared to $12.1 million of net income in the second quarter of 2005. The loss is primarily attributable to unrealized losses on financial derivative instruments amounting to $47.8 million in the second quarter of 2006 (2005 - $0.8 million). Under generally accepted accounting principles, these unrealized “mark-to-market” opportunity costs, which relate to hedging positions with effective periods ranging over the next five years from 2006 through 2011, are required to be recognized in the financial statements of Provident (see “Commodity price risk management program”). The Midstream business unit had EBITDA of $46.4 million in the second quarter of 2006 as compared to $11.8 million in the second quarter of 2005. This significant improvement in EBITDA is attributable to the Midstream NGL acquisition completed in December 2005. This acquisition has extended Provident’s participation in the NGL value chain. Midstream EBITDA reflects an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs. The significant improvement in Midstream EBITDA is also the result of an increase in propane plus prices in the second quarter of 2006 over the second quarter of 2005 accompanied by a reduction in associated product costs, mostly due to reduced natural gas prices.

In the second quarter of 2006, USOGP net loss was $9.1 million as compared to $7.3 million of income in the second quarter of 2005. Higher EBITDA due to increased crude oil prices was more than offset by unrealized losses on financial derivative instruments and increased non-cash unit based compensation.

Provident Energy 2006 Q2 10

Taxes
	Three months ended			Six months ended
Consolidated	June 30,			June 30,
($000s)	2006	2005	% Change	2006	2005	% Change
Capital taxes (recovery)	$(683)	$1,533	(145)	$603	$2,910	(79)
Current and withholding taxes	881	2,004	(56)	5,724	4,371	31
Future income tax recovery	(41,137)	(2,112)	1,848	(74,975)	(9,832)	663
	$(40,939)	$1,425	(2,973)	$(68,648)	$(2,551)	2,591

Capital taxes in the second quarter totaled a recovery of $0.7 million, a reduction from an expense of $1.5 million recorded in the second quarter of 2005, and $0.6 million year-to-date, compared to $2.9 million for 2005. The reduction is due to the elimination of large corporation tax effective January 1, 2006. This legislation was enacted on June 22, 2006.

The current and withholding taxes total $0.9 million in the second quarter of 2006, a decrease of $1.1 million over the comparable 2005 quarter. These taxes arise from Provident’s U.S. based operations and are net of a reduction of tax expense in a Canadian subsidiary, originally recorded in the first quarter of 2006. Current taxes for the Canadian subsidiary were reduced in the second quarter due to re-filing prior year returns to increase discretionary deductions. For the six months ended June 30, 2006, current and withholding taxes total $5.7 million, compared with $4.4 million in 2005.

The 2006 year-to-date future income tax recovery of $75.0 million on year-to-date loss before taxes and non-controlling interests of $24.2 million as compared to the expected recovery of $8.2 million primarily is a result of interest and royalty charged by the Trust to its subsidiaries, as well as tax rate reductions enacted in the second quarter of 2006 and unrealized losses on financial derivative instruments. The interest and royalty amounts are deductible in computing the income of the subsidiaries. The Trust is a taxable entity under Canadian income tax law and is taxable only on income that is not distributed or distributable to the unit holders. If the Trust distributes all of its taxable income to the unitholders, no provision for taxes is required by the Trust. Since inception the trust has distributed all of its taxable income to the unitholders.

Reconciliation of non-GAAP measure

The Trust calculates earnings before interest, taxes, depletion and accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and income (loss) before taxes follows:

	Three months ended			Six months ended
EBITDA Reconciliation	June 30,			June 30,
($ 000s)	2006	2005	% Change	2006	2005	% Change
EBITDA	$124,136	$75,349	65	$221,262	$150,991	47
Adjusted for:
Interest and non-cash expenses excluding
unrealized (loss) gain on financial derivative
instruments	(76,312)	(36,886)	107	(141,713)	(143,210)	(1)
Unrealized (loss) gain on financial derivative
instruments	(68,929)	(9,391)	634	(103,758)	14,371	(822)
(Loss) income before taxes and non-controlling
interests	$(21,105)	29,072	(173)	$(24,209)	22,152	(209)

Provident Energy 2006 Q2 11

Interest expense
	Three months ended			Six months ended
Consolidated	June 30,			June 30,
($ 000s, except as noted)	2006	2005	% Change	2006	2005	% Change
Interest on bank debt	$7,532	$1,914	294	$14,170	$5,240	170
Weighted-average interest rate on bank debt	5.3%	3.7%	43	5.1%	3.9%	31
Interest on 10.5% convertible debentures(2)	-	1,249	(100)	-	2,431	(100)
Interest on 8.75% convertible debentures	682	1,616	(58)	1,390	3,215	(57)
Interest on 8.0% convertible debentures	675	997	(32)	1,325	2,026	(35)
Interest on 6.5% convertible debentures (1)	1,609	1,655	(3)	3,218	2,207	46
Interest on 6.5% convertible debentures (3)	2,402	-	-	4,840	-	-
Total cash interest	$12,900	$7,431	74	$24,943	$15,119	65
Weighted average interest rate on all long-term
debt	5.9%	6.2%	(5)	5.7%	5.5%	4
Non-cash accretion expense - convertible
debentures	685	964	(29)	1,374	2,214	(38)
Total interest including accretion on convertible
debentures	$13,585	$8,395	62	$26,317	$17,333	52

(1)	On March 1, 2005 the Trust issued $100.0 million of unsecured subordinated convertible debentures with a 6.5 percent coupon rate maturing August 31, 2012.
(2)	On May 31, 2005 the Trust redeemed the 10.5 percent unsecured subordinated convertible debentures issuing 3.5 million trust units and $3.0 million in cash.
(3)	On November 15, 2005 the Trust issued $150.0 million of unsecured subordinated convertible debentures with a 6.5 percent coupon rate maturing April 30, 2011.

Interest on bank debt increased in the second quarter of 2006 and year-to-date compared to 2005 due to increased debt levels, largely resulting from the Midstream NGL Acquisition in the fourth quarter of 2005, as well as higher interest rates on bank debt driven by changes in the Canadian prime rate and the U.S. LIBOR rate.

Cash interest expense on debentures increased for the year to date as compared to the same period in 2005 reflecting the March 1, 2005 issue of $100 million of 6.5 percent subordinated convertible debentures and the November 15, 2005 issue of $150 million of 6.5 percent subordinated convertible debentures, partly offset by the May 31, 2005 redemption of approximately $45.7 million of 10.5 percent subordinated convertible debentures.

Commodity price risk management program

The Trust continues to execute a commodity price risk management program that is designed to limit the Trust’s exposure to fluctuations in commodity prices and to protect monthly cash distributions. Our hedging strategy uses structures that provide a floor price while allowing upside participation in a rising price market.

In accordance with the Trust’s credit policy, the Trust mitigates associated credit risk by limiting financial derivative transactions to counterparties with investment grade credit ratings.

Activity in the Second Quarter:

COGP

There was no new crude oil or natural gas hedging in the second quarter.

Provident Energy 2006 Q2 12

USOGP

In the second quarter Provident entered into crude oil fixed for floating swaps and costless collars to hedge production in 2006, 2007 and 2008.

There was no new natural gas hedging in the second quarter.

Midstream

In the Midstream business, production margins are impacted by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate. Financial market liquidity may not provide sufficient or adequate opportunity to directly hedge these prices over the longer term. Prices for propane, butane and condensate historically have correlated with prices for crude oil. As a consequence, Provident has entered into financial derivative contracts through 2011 using oil and natural gas in order to protect production margins in the Midstream business. Short term financial derivative instruments directly fixing propane prices have also been executed.

During the second quarter Provident also entered into financial derivative contracts to fix the value of natural gas liquids inventory.

Settlement of commodity contracts

The following is a summary of the net cash flow to settle commodity contracts during the second quarter of 2006. For comparative purposes the 2005 amounts are also summarized.

a)	Crude oil

For the quarter ended June 30, 2006, Provident paid $2.3 million to settle various oil market based contracts on an aggregate volume of 0.9 million barrels. During the quarter ended June 30, 2005, Provident paid $13.0 million to settle various oil market based contracts on an aggregate volume of 0.7 million barrels.

For the six months ended June 30, 2006, Provident paid $4.1 million to settle various oil market based contracts on an aggregate volume of 1.3 million barrels. During the six months ended June 30, 2005, Provident paid $23.6 million to settle various oil market based contracts on an aggregate volume of 1.3 million barrels.

It is estimated that if contracts in place had been settled at June 30, 2006 a cost of $31.2 million (June 30, 2005 - $36.6 million) would have been incurred.

b)	Natural Gas

For the quarter ended June 30, 2006, Provident received $2.2 million to settle various natural gas market based contracts on an aggregate volume of 6.4 million gj’s. For comparison, during the quarter ended June 30, 2005, Provident paid $1.2 million to settle various natural gas market based contracts on an aggregate of 3.0 million gj’s.

For the six months ended June 30, 2006, Provident received $1.1 million to settle various natural gas market based contracts on an aggregate volume of 8.6 million gj’s. For comparison, during the six months ended June 30, 2005, Provident paid $1.4 million to settle various natural gas market based contracts on an aggregate of 3.8 million gj’s.

It is estimated that if contracts in place had been settled at June 30, 2006 a gain of $2.9 million (June 30, 2005 - $1.2 million opportunity cost) would have resulted.

Provident Energy 2006 Q2 13

c)	Midstream

For the quarter ended June 30, 2006 Provident paid $11.3 million (2005 - received $0.2 million) on Midstream margin stabilization hedging activities.

For the six months ended June 30, 2006 Provident paid $9.8 million (2005 - received $0.5 million) on Midstream margin stabilization hedging activities.

It is estimated that if contracts in place had been settled at June 30, 2006 a cost of $89.0 million (June 30, 2005 - $0.3 million) would have been incurred. Under generally accepted accounting principles, these unrealized “mark-to-market” opportunity costs, which relate to hedging positions with effective periods ranging over the next five years from 2006 through 2011, are required to be recognized in the financial statements of Provident. These unrealized opportunity costs relate to financial derivative instruments which were entered into in order to protect future Midstream product margins. Fluctuations in the market value of these instruments have no impact on cash flow until the instruments are settled.

d)	Foreign exchange contracts

As at June 30, 2006 the estimated value of contracts in place settled at June 30 foreign exchange rates was nil (June 30, 2005 - $0.1 million opportunity gain). The foreign exchange gains have been included in note 13 as a component of foreign exchange gain and other and allocated to their respective business segments.

A summary of Provident’s contracts in place at June 30, 2006 is contained in the following tables:
COGP
Volume
Year	Product	(Buy)/	Sell	Terms	Effective Period
2006	Crude Oil	750	Bpd	Participating Swap US $51.33 per bbl (63% above the floor price)	July 1 - December 31
		500	Bpd	Participating Swap US $48.00 per bbl (max to 90% above the floor price)	July 1 - December 31
		750	Bpd	Puts US $53.33 per bbl	July 1 - December 31
	Natural Gas	5,000	Gjpd	Participating Swap Cdn $6.75 per gj (max to 87% above floor price)	July 1 - October 31
		5,000	Gjpd	Participating Swap Cdn $7.00 per gj (max to 85% above floor price)	July 1 - December 31
		8,500	Gjpd	Participating Swap Cdn $7.32 per gj (max to 90% above the floor price)	July 1 - December 31
USOGP
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2006	Crude Oil	500	Bpd	Participating Swap US $40.00 per bbl (66% above the floor price)	July 1 - December 31
		250	Bpd	Participating Swap US $54.00 per bbl (65% above the floor price)	July 1 - December 31
		250	Bpd	Participating Swap US $55.00 per bbl (59.72% above the floor price)	July 1 - December 31
		1,000	Bpd	Puts US $53.00 per bbl	July 1 - December 31
		3,500	Bpd	US $67.84 per bbl	July 1 - December 31
2007	Crude Oil	3,500	Bpd	US $67.84 per bbl	January 1 - June 30
		2,650	Bpd	US $68.44 per bbl	July 1 - December 31
		250	Bpd	Costless Collar US $66.00 floor, US $69.25 ceiling	July 1 - December 31
		250	Bpd	Costless Collar US $66.00 floor, US $71.50 ceiling	July 1 - December 31
2008	Crude Oil	2,650	Bpd	US $68.44 per bbl	January 1 - June 30
		250	Bpd	Costless Collar US $66.00 floor, US $69.25 ceiling	January 1 - June 30
		250	Bpd	Costless Collar US $66.00 floor, US $71.50 ceiling	January 1 - June 30

Provident Energy 2006 Q2 14

Midstream
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2006	Crude Oil	1,028	Bpd	US $69.92 per bbl	July 1 - December 31
		7,424	Bpd	Cdn $76.21 per bbl	July 1 - December 31
		(154)	Bpd	Cdn $84.12 per bbl (4)	October 1 - December 31
	Natural Gas	(56,220)	Gjpd	Cdn $7.65 per gj	July 1 - December 31
	Natural Gasoline	967	Bpd	US $1.5825 per gallon (6)	July 1 - July 31
	Propane	238	Bpd	US $1.1675 per gallon (4) (7)	October 1 - December 31
		1,630	Bpd	US $1.11 per gallon (7)	July 1 - September 30
	Foreign Exchange			Sell US $1,100,845 per month @ 1.1352 (5)	July 1 - December 31
2007	Crude Oil	250	Bpd	Costless collar US $64.50 floor, US $69.20 ceiling	January 1 - December 31
		750	Bpd	Costless collar US $68.13 floor, US $74.57 ceiling	April 1 - December 31
		6,302	Bpd	Cdn $77.78 per bbl	January 1 - December 31
	Natural Gas	(1,350)	Gjpd	Costless collar Cdn $8.62 floor, Cdn $9.10 ceiling	January 1 - December 31
		(34,039)	Gjpd	Cdn $8.74 per gj	January 1 - December 31
	Foreign Exchange			Sell US $531,151 per month @ 1.1260 (5)	January 1 - December 31
				Sell US $1,103,657 per month @ 1.0966 (5)	July 1 - December 31
2008	Crude Oil	1,250	Bpd	Costless collar US $64.80 floor, US $68.86 ceiling	January 1 - December 31
		250	Bpd	US $65.60 per bbl	January 1 - December 31
		3,750	Bpd	Cdn $74.56 per bbl	January 1 - December 31
	Natural Gas	(32,688)	Gjpd	Cdn $8.63 per gj	January 1 - December 31
	Foreign Exchange			Sell US $491,812 per month @1.1239 (5)	January 1 - December 31
2009	Crude Oil	2,500	Bpd	Costless collar US $65.00 floor, US $69.23 ceiling	January 1 - December 31
		250	Bpd	US $64.60 per bbl	January 1 - December 31
		2,500	Bpd	Cdn $74.68 per bbl	January 1 - December 31
	Natural Gas	(31,211)	Gjpd	Cdn $8.39 per gj	January 1 - December 31
	Foreign Exchange			Sell US $522,154 per month @ 1.1093 (5)	January 1 - December 31
2010	Crude Oil	1,500	Bpd	Costless collar US $60.65 floor, US $65.38 ceiling	January 1 - December 31
		3,250	Bpd	Cdn $73.23 per bbl	January 1 - December 31
	Natural Gas	(28,523)	Gjpd	Cdn $8.20 per gj	January 1 - December 31
	Foreign Exchange			Sell US $472,828 per month @ 1.1078 (5)	January 1 - December 31
				Sell US $4,927,500 per month @ 1.1185 (5)	January 1 - December 31
2011	Crude Oil	500	Bpd	Cdn $74.79 per bbl	January 1 - March 31
	Natural Gas	(2,700)	Gjpd	Cdn $8.53 per gj	January 1 - March 31

(1)	The above table represents a number of transactions entered into over an extended period of time.
(2)	Natural gas contracts settle against AECO monthly index.
(3)	Crude oil contracts settle against NYMEX (New York Mercantile Exchange) WTI (West Texas Intermediate) calendar average.
(4)	Conversion of Crude Oil BTU (British Thermal Unit) hedges to Propane
(5)	US dollar hedge contracts settled against Bank of Canada noon rate average.
(6)	Natural gasoline contracts are settled against Belvieu C5 non TET (Texas Eastern Transmission) natural gasoline
(7)	Propane contracts are settled against Belvieu C3 TET

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill arose from the acquisitions of Richland Petroleum Corporation, $13.3 million, and Meota Resources Corp., $89.1 million in 2002 and from Olympia Energy Inc., $106.5 million, and Viracocha Energy Inc., $122.0 million in 2004 and $102.4 million from the Midstream NGL Acquisition in 2005 (as adjusted in the second quarter of 2006. See note 2 to the interim consolidated financial statements).

Provident Energy 2006 Q2 15

Goodwill is assessed for impairment at least annually. If impairment exists, it is charged to income in the period in which the impairment occurs. Provident engaged a professional accounting firm to assist in performing an impairment test at year end 2005. The impairment test included, among other variables, a comparison of the net book value of the Trust’s assets to the market value of the Trust’s equity. Goodwill is not amortized.

Liquidity and capital resources
Consolidated
($ 000s)	June 30, 2006	December 31, 2005	% Change

Long-term debt - revolving term credit facility	$582,708	$586,597	(1)
Long-term debt - convertible debentures	296,254	298,007	(1)
Total debt	878,962	884,604	(1)

Equity (at book value)	1,328,083	1,404,826	(5)
Total capitalization at book value	$2,207,045	$2,289,430	(4)
Total debt as a percentage of total book value capitalization	40%	39%	3

Provident operates three business units with similar but not identical monthly cash settlement cycles. Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit. Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Long-term debt and working capital

As at June 30, 2006 Provident had drawn $582.7 million or 68 percent of its term credit facilities that include a $750.0 million Canadian facility and a USD $100.0 million credit facility for USOGP. This compares to $586.6 million or 68 percent drawn as at December 31, 2005. Convertible debentures are classified as long-term debt, excluding a minor equity component.

At June 30, 2006 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $29.8 million, increasing bank line utilization to 71 percent. The guarantees totaled $45.1 million at December 31, 2005.

Provident’s working capital decreased by $59.5 million as at June 30, 2006 relative to December 31, 2005. This amount includes a $32.8 million decrease in accounts receivable, a $44.6 million increase in the current portion of financial derivative instruments and a $29.0 million decrease in cash and cash equivalents, partially offset by a $1.4 million increase in inventory, a $5.0 million increase in prepaid expenses and a $39.9 million decrease in accounts payable.

Second quarter cash flow in 2006 was $111.0 million. The ratio of debt to annualized second quarter cash flow was two to one, as compared to second quarter 2005 debt to annualized cash flow of 1.6 to one. The increased debt leverage reflects the nature of the NGL midstream assets acquired by Provident in December 2005. Management believes the addition of $775 million of long life contracted midstream net assets to our existing portfolio supports increased debt leverage.

Trust units and exchangeable shares

In the second quarter of 2006, no units were issued on conversion of exchangeable shares (2005 - 1.0 million units; conversion amount $10.4 million). For the quarter ended June 30, 2006 the Trust issued 0.2 million units on conversion of convertible debentures (2005 - 4.5 million units, including 3.5 million units on redemption of the 10.5

Provident Energy 2006 Q2 16

percent series of convertible debentures). An additional 0.2 million units pursuant to the unit option plan were issued for the quarter ended June 30, 2006 (2005 - 0.9 million units). Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 0.7 million units were elected in the second quarter and were issued or are to be issued representing proceeds of $8.7 million (2005 - 0.4 million units for proceeds of $5.0 million).

At June 30, 2006 management and directors held approximately 1.2 percent of the outstanding units and exchangeable shares.

Non-controlling interest

(i) USOGP operations

A non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of BreitBurn Energy Company L.P. (BreitBurn) of Los Angeles, California. The founders of BreitBurn beneficially own the non-controlling interest, which share in earnings or losses of BreitBurn. The non-controlling interest is reduced by distributions to its holders.

	Three months ended		Six months ended
	June 30,		June 30,
Non-controlling interest - USOGP ($ 000s)	2006	2005	2006	2005
Non-controlling interest, beginning of period	$11,799	$13,355	$11,885	$13,649
Net (loss) income attributable to non-controlling interest	(1,652)	504	(1,382)	399
Distributions to non-controlling interest holders	(754)	(790)	(1,110)	(979)
Contributions by non-controlling interest	2,675	-	2,675	-
Non-controlling interest, end of period	12,068	13,069	12,068	13,069
Accumulated income attributable to non-controlling interest	$1,137	$1,322	$1,137	$1,322

Additional investments since June 2004 by Provident in BreitBurn have reduced the non-controlling interest percentage at June 30, 2006 to approximately 4.4 percent (December 31, 2005 - 4.4 percent).

In the second quarter of 2006, a USOGP subsidiary began a land development project with a partner. The subsidiary has a 20 percent interest, with the partner holding 80 percent. Because the subsidiary stands to receive a majority share of the future proceeds, Provident is consolidating the results in its financial statements, with non-controlling interest.

(ii) Exchangeable shares

Following is a summary of the non-controlling interest - exchangeable shares for the three and six months ended June 30, 2006 and 2005:

	Three months ended		Six month ended
	June 30,		June 30,
Non-controlling interest - Exchangeable shares ($ 000s)	2006	2005	2006	2005
Non-controlling interest, beginning of period	$6,977	$23,059	$8,259	$35,921
Reduction of book value for conversion to trust units	-	(10,401)	(1,417)	(23,207)
Net income attributable to non-controlling interest	115	321	250	265
Non-controlling interest, end of period	$7,092	$12,979	$7,092	$12,979
Accumulated income attributable to non-controlling interest	$2,131	$1,747	$2,131	$1,747

The non-controlling interest percentage as at June 30, 2006 was 0.5 percent (December 31, 2005 - 0.6 percent).

Provident Energy 2006 Q2 17

Capital expenditures and funding
	Three months ended			Six month ended
Consolidated	June 30,			June 30,
($ 000s)	2006	2005	% Change	2006	2005	% Change

Capital Expenditures and Funding
Capital Expenditures
Capital expenditures and reclamation fund contributions	$(36,812)	$(37,748)	(2)	$(92,758)	$(67,620)	37
Corporate acquisitions	(2,300)	-	-	(2,300)	(91,420)	(97)
Net capital expenditures	$(39,112)	$(37,748)	4	$(95,058)	$(159,040)	(40)

Funded By
Cash flow net of declared distributions to unitholders and non-
controlling interest	$41,664	$6,644	527	$51,864	$18,858	175
Increase (decrease) in long-term debt	76,106	37,243	104	(1,830)	(52,257)	(96)
Issue of convertible debentures, net of cost	-	-	-	-	95,759	(100)
Redemption of convertible debentures	-	(2,997)	(100)	-	(2,997)	(100)
Issue of trust units, net of cost; excluding DRIP	1,664	8,887	(81)	3,423	116,005	(97)
DRIP proceeds	8,729	4,878	79	17,146	9,307	84
Change in working capital, including cash, payment of
financial derivative instruments, sale of assets, contributions
by non-controlling interest	(89,051)	(16,907)	427	24,455	(25,635)	(195)
Net capital expenditure funding	$39,112	$37,748	4	$95,058	$159,040	(40)

For the comparable quarters Provident has funded its net capital expenditures with cash flow, debt and equity issued from treasury through the unit option plan and the Premium DRIP program.

Acquisition

In June 2006, Provident settled the final post-closing adjustments relating to the December 2005 Midstream NGL Acquisition. The net cash payment resulted in an increase to goodwill in the second quarter of 2006 amounting to $2.3 million.

On March 2, 2005 the Trust, through its U.S. subsidiary, acquired Nautilus Resources, LLC for $90.2 million. At that time $8.1 million was paid to fully satisfy outstanding financial derivative instruments acquired through the Nautilus acquisition. This acquisition was financed through cash mainly raised through a trust unit issue of $95.6 million net of issue costs.

Non-cash unit based compensation

Non-cash unit based compensation includes expenses or recoveries associated with Provident’s unit option plan, restricted and performance unit plan, unit appreciation rights and other unit based compensation plans. Provident accounts for the unit option plan using the fair value of the option at the time of issue. The other unit based compensation is recorded at the estimated fair value of the notional units granted. Compensation expense associated with the plans is deferred and recognized in earnings over the vesting period of each plan. When cash payments are made, a charge is recorded to general and administrative expense with a corresponding reduction to non-cash unit based compensation. In the second quarter of 2006, cash payments of $0.4 million were made (2005 - nil) resulting in a non-cash expense of $8.0 million for the quarter ended June 30, 2006 (2005 - $1.8 million expense). Year-to-date cash payments of $4.6 million were made (2005 - nil) resulting in a non-cash expense of $7.3 million for the six months ended June 30, 2006 (2005 - $2.4 million).

Provident Energy 2006 Q2 18

Subsequent Events

Acquisition announced

On July 11, 2006, the Trust announced that it has agreed to acquire a package of natural gas producing assets in the Rainbow and Peace River Arch areas of northwestern Alberta (the “Rainbow Assets”) for a total estimated purchase price of $475.9 million after adjustments. Current production from the Rainbow Assets is approximately 33 million cubic feet of natural gas equivalent per day (5,500 barrels of oil equivalent per day), over 90 percent of which is natural gas.

In conjunction with the acquisition, the Trust entered into a bought deal agreement with a syndicate of underwriters to issue 16,325,000 subscription receipts at a price of $13.85 per subscription receipt for proceeds of approximately $226.1 million. Each subscription receipt entitles the holder to receive one trust unit upon completion of the acquisition. The offering closed on July 31, 2006 and funds are being held in escrow pending completion of the acquisition.

In addition, as part of this acquisition, Provident’s Canadian credit facility is expected to increase to $925 million and a $300 million bridge facility has been established, which Provident may draw upon for this transaction.

The acquisition is expected to close by the end of August, 2006.

Intent to pursue initial public offering in the U.S.

On July 13, 2006, Provident’s subsidiary, BreitBurn Energy Partners, L.P., filed an amended Form S-1 registration statement with the U.S. Securities and Exchange Commission (“SEC”), in order to pursue an initial public offering of a master limited partnership (the “Partnership”). The Trust will own approximately 96 percent of the general partner and over 65 percent of the limited partnership units, assuming the maximum initial public offering is completed. USOGP will transfer approximately half of its proved reserves and two-thirds of its daily production, located primarily in the Los Angeles Basin in California and the Wind River and Big Horn Basins in Wyoming, to the Partnership. USOGP will retain its remaining producing properties, located primarily in the West Pico and Orcutt fields. Provident will continue to control the Partnership and will retain its approximate 96 percent interest in the remaining properties.

Although the Form S-1 registration relating to these securities has been filed with the SEC, it has not yet become effective.

Outlook

In light of positive production results to date particularly in the Canadian upstream business, Provident may exceed the 2006 production guidance that was issued in January and updated upon the recent announcement of the Rainbow asset acquisition. Current production guidance is 29,000 to 31,000 boed.

In the Midstream business, results for the remainder of 2006 will depend on whether or not the price of crude oil products remains strong relative to the price of natural gas, as well as other factors such as prices for NGL products, particularly propane. Thus far, 2006 is looking like an excellent year for the business, particularly given the strong EBITDA in the second quarter.

In light of Provident’s solid operational performance, compelling organic opportunities, and strong cash flow year-to-date, Provident’s Board of Directors has approved an increase to the 2006 capital budget of an additional $36 million, bringing total anticipated capital expenditures to $196 million for the year. The additional capital will support attractive internally-generated growth opportunities in all three businesses.

The increase includes approximately $9 million for Canadian Oil and Gas Production, the bulk of which will be deployed on Provident’s successful southwest Saskatchewan shallow gas program and joint venture activity in southern Alberta. Approximately $2 million of that total is planned for the new Rainbow acquisition assets, which will set up the winter 2007 drilling program.

Provident Energy 2006 Q2 19

U.S. Oil and Gas Production capital expenditures will increase by approximately $6 million, to be spent principally on the previously disclosed thermal project in California. Provident is developing a diatomite cyclic steam project in the Santa Maria basin at Orcutt. Current production from other California cyclic steam diatomite projects exceeds 40,000 boed, including most notably Chevron’s Cymric field. Assuming continued success in the project, Provident anticipates drilling six pods (each pod consists of 15 producing wells) beginning in 2007. Production would ramp up gradually, with production from those six pods peaking in 2008 or 2009 at 1,500 to 1,800 boed. If the Orcutt diatomite project is successful, it could prove the potential for additional projects in the future. The expected total capital cost for the six-pod project is in the order of $60 million.

The Midstream capital budget will increase by approximately $21 million to fund ongoing expansion opportunities at the Redwater fractionation plant. In light of the success of the new condensate rail offloading facility and the strong market demand for condensate, Provident has executed a second five-year agreement with another major oil sands operator to provide condensate storage and terminalling services. As a result, Provident will add a second phase expansion of the new offloading terminal at Redwater. The phase two expansion will add a further 25,000 barrels per day of offloading capacity upon completion, nearly doubling the capacity of the new facility.

The Midstream business is also launching a project to develop two new underground NGL storage caverns at Redwater, one currently intended for condensate and one for butane. With a planned capacity of approximately 630,000 barrels each, the caverns, together with the expanded rail and pipeline infrastructure, will position Provident to take advantage of the strong markets and ongoing demand for these products in Alberta. Storage capacity is a key element of Provident’s success in the NGL business, given the significant seasonal price swings for NGLs. Provident plans to begin drilling the new caverns in late 2006, with anticipated in-service dates in 2008.

COGP segment review

Crude oil and liquids price

The following prices are net of transportation expense.

	Three months ended			Six months ended
COGP	June 30,			June 30,
($ per bbl)	2006	2005	% Change	2006	2005	% Change

Oil per barrel
WTI (US$)	$70.70	$53.17	33	$67.09	$51.51	30
Exchange rate (from US$ to Cdn$)	$1.12	$1.24	(10)	$1.14	$1.24	(8)
WTI expressed in Cdn$	$79.18	$65.93	20	$76.48	$63.87	20

	Three months ended			Six months ended
COGP	June 30,			June 30,
($ per boe)	2006	2005	% Change	2006	2005	% Change

Realized pricing before non-hedging derivative
instruments
Light/Medium oil	$70.62	$49.02	44	$60.20	$47.48	27
Heavy oil	$50.42	$26.03	94	$35.39	$25.93	36
Natural gas liquids	$54.12	$47.67	14	$53.98	$46.39	16
Crude oil and natural gas liquids	$64.21	$41.58	54	$54.13	$40.21	35

In the second quarter of 2006 COGP’s realized oil and natural gas liquids price, prior to the impact of non-hedging derivative instruments, increased by 54 percent to $64.21 per barrel compared to $41.58 in the second quarter of 2005. The 2006 increase related to a higher US$ WTI crude oil price and narrower differentials on heavy oil pricing relative to WTI, partially offset by a stronger Canadian dollar.

Provident Energy 2006 Q2 20

Natural gas price
The following prices are net of transportation expense.
	Three months ended			Six months ended
COGP	June 30,			June 30,
($ per mcf)	2006	2005	% Change	2006	2005	% Change
AECO monthly index (Cdn$ per mcf)	$6.27	$7.35	(15)	$7.78	$7.11	9
Corporate natural gas price per mcf before non-
hedging derivative instruments (Cdn$)	$6.10	$7.28	(16)	$7.02	$7.01	-

COGP’s second quarter 2006 realized natural gas price, excluding non-hedging derivative instruments, decreased 16 percent as compared to the second quarter of 2005, comparable to the decrease in the benchmark AECO index price of 15 percent. Provident markets approximately 15 percent of its natural gas to aggregators and mainly sells to the market on daily indices and receives prices, which are based on the heat content of the natural gas. Provident’s realized prices and changes in prices can therefore differ from benchmark indices.

Production
	Three months ended			Six months ended
COGP	June 30,			June 30,
	2006	2005	% Change	2006	2005	% Change
Daily production
Crude oil - Light/Medium (bpd)	6,623	8,536	(22)	6,977	8,649	(19)
- Heavy (bpd)	2,011	4,644	(57)	2,245	5,093	(56)
Natural gas liquids (bpd)	1,457	1,436	1	1,482	1,586	(7)
Natural gas (mcfd)	77,803	76,606	2	76,828	77,483	(1)
Oil equivalent (boed) (1)	23,058	27,384	(16)	23,509	28,242	(17)

(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production decreased 16 percent to 23,058 boed during the second quarter of 2006 as compared to 27,384 boed in 2005. The decrease for the quarter and year-to-date reflects the September 29, 2005 disposition of various non-core properties that averaged 2,100 boed and the natural production declines partially offset by drilling and optimization activities.

Production for the second quarter of 2006 was weighted 56 percent natural gas, 35 percent light/medium crude oil and natural gas liquids, and nine percent heavy oil. Production over the six months ended June 30, 2006 was weighted 54 percent natural gas, 36 percent light/medium crude and natural gas liquids, and 10 percent heavy oil. Provident’s production risk is mitigated by not having any single property providing greater than 10 percent of its daily production.

Provident’s COGP production summarized by core areas is as follows:
COGP
	West Central	Southern	Southeast	Southwest
Three months ended June 30, 2006	Alberta	Alberta	Saskatchewan Saskatchewan		Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,152	2,258	1,619	336	1,248	10	6,623
- Heavy (bpd)	-	-	-	-	2,011	-	2,011
Natural gas liquids (bpd)	1,224	209	-	-	24	-	1,457
Natural gas (mcfd)	36,345	24,197	148	15,541	1,564	8	77,803
Oil equivalent (boed) (1)	8,433	6,500	1,644	2,926	3,544	11	23,058

Provident Energy 2006 Q2 21

COGP
	West Central Southern		Southeast	Southwest
Three months ended June 30, 2005	Alberta	Alberta	Saskatchewan Saskatchewan Lloydminster			Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,384	2,900	1,660	1,034	1,555	3	8,536
- Heavy (bpd)	-	-	-	-	4,644	-	4,644
Natural gas liquids (bpd)	1,251	168	-	1	15	1	1,436
Natural gas (mcfd)	39,996	29,006	231	5,247	2,093	33	76,606
Oil equivalent (boed) (1)	9,301	7,902	1,699	1,909	6,564	9	27,384
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

COGP
	West Central	Southern	Southeast	Southwest
Six months ended June 30, 2006	Alberta	Alberta	Saskatchewan Saskatchewan Lloydminster			Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,189	2,341	1,707	329	1,375	36	6,977
- Heavy (bpd)	-	-	-	-	2,245	-	2,245
Natural gas liquids (bpd)	1,329	131	-	-	22	-	1,482
Natural gas (mcfd)	36,892	24,298	160	13,882	1,489	107	76,828
Oil equivalent (boed) (1)	8,667	6,522	1,734	2,642	3,890	54	23,509

COGP
	West Central Southern		Southeast	Southwest

Six months ended June 30, 2005	Alberta	Alberta	Saskatchewan Saskatchewan Lloydminster			Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,425	2,877	1,728	1,020	1,586	13	8,649
- Heavy (bpd)	-	-	-	-	5,093	-	5,093
Natural gas liquids (bpd)	1,419	150	-	1	15	1	1,586
Natural gas (mcfd)	41,472	28,763	237	4,856	2,123	32	77,483
Oil equivalent (boed) (1)	9,756	7,821	1,768	1,830	7,048	19	28,242
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Internal development activities included 2.0 net wells drilled during the quarter ended June 30, 2006. Provident’s most active area, southern Saskatchewan, continued with its successful first quarter 2006 shallow gas drilling program. The ongoing completion and tie in activities were placed on production at initial rates of approximately 1,000 boed during the second quarter of 2006. The majority of the remaining wells are forecast to be on production by the fourth quarter of 2006. Production results to date have been very strong in southern Saskatchewan, exceeding internal expectations. Provident’s other areas also remain active. In Lloydminster, Provident is currently drilling low risk heavy oil wells and in southern Alberta, Provident is actively drilling shallow gas wells. In west central Alberta, Provident continues with its strategy of farming out high risk exploration land to enhance cash flow. The production in west central Alberta requires relatively less capital to manage its decline. As well, in west central Alberta, the planned turnarounds at natural gas plants were successful in the second quarter of 2006. In the majority of Provident’s operated fields, fewer weather-related disruptions were experienced than historically.

Provident Energy 2006 Q2 22

Revenue and royalties
	Three months ended			Six months ended
COGP	June 30,			June 30,
($ 000s except per boe and mcf data)	2006	2005	% Change	2006	2005	% Change

Oil
Revenue	$51,790	$49,076	6	$90,410	$98,229	(8)
Realized non-hedging derivative instruments	(1,006)	(9,723)	(90)	(1,870)	(17,999)	(90)
Royalties (net of ARTC)	(9,538)	(10,263)	(7)	(16,707)	(19,186)	(13)
Net revenue	$41,246	$29,090	42	$71,833	$61,044	18
Net revenue (per barrel)	$52.49	$24.25	116	$43.03	$24.54	75
Royalties as a percentage of revenue	18.4%	20.9%		18.5%	19.5%

Natural gas
Revenue	$43,178	$50,718	(15)	$97,623	$98,348	(1)
Realized non-hedging derivative instruments	2,209	(1,112)	(299)	1,137	(1,295)	(188)
Royalties (net of ARTC)	(9,544)	(11,001)	(13)	(21,843)	(21,239)	3
Net revenue	$35,843	$38,605	(7)	$76,917	$75,814	1
Net revenue (per mcf)	$5.06	$5.54	(9)	$5.53	$5.41	2
Royalties as a percentage of revenue	22.1%	21.7%		22.4%	21.6%

Natural gas liquids
Revenue	$7,176	$6,230	15	$14,476	$13,318	9
Royalties	(1,828)	(1,551)	18	(3,551)	(3,059)	16
Net revenue	$5,348	$4,679	14	$10,925	$10,259	6
Net revenue (per barrel)	$40.33	$35.81	13	$40.74	$35.74	14
Royalties as a percentage of revenue	25.5%	24.9%		24.5%	23.0%

Total
Revenue	$102,144	$106,024	(4)	$202,509	$209,895	(4)
Realized non-hedging derivative instruments	1,203	(10,835)	(111)	(733)	(19,294)	(96)
Royalties (net of ARTC)	(20,910)	(22,815)	(8)	(42,101)	(43,484)	(3)
Net revenue	$82,437	$72,374	14	$159,675	$147,117	9
Net revenue (per boe)	$39.29	$29.04	35	$37.53	$28.78	30
Royalties as a percentage of revenue	20.5%	21.5%		20.8%	20.7%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.
Quarter over quarter, 2006 COGP net revenue per boe was $39.29, a 35 percent increase from $29.04 in 2005. The increase was a result of COGP’s higher realized crude oil, natural gas liquids and a gain in hedging activities partially offset by lower realized natural gas prices. The slight decrease in revenue is due to the September 29, 2005 Disposition that averaged 2,100 boed and natural production declines partially offset by the realized pricing described above. Favourable oil and gas price contracts in the second quarter of 2006 compared to 2005 have resulted in a gain in realized non-hedging derivative instruments, positively impacting net revenue. For the six months ended June 30, 2006 net revenue per boe was $37.53 or 30 percent above $28.78 in the same period of 2005.

Provident Energy 2006 Q2 23

Production expenses
	Three months ended			Six months ended
COGP	June 30,			June 30,
($ 000s, except per boe data)	2006	2005	% Change	2006	2005	% Change
Production expenses	$23,177	$22,272	4	$46,459	$47,892	(3)
Production expenses (per boe)	$11.05	$8.94	24	$10.92	$9.37	17

Second quarter 2006 production expenses increased four percent to $23.2 million from $22.3 million in the comparable 2005 quarter. Operating expenses increased in a number of categories including well servicing, maintenance, fluid hauling, and power and fuel due to high commodity prices and increased demand for services in the sector. Also, natural production declines result in fixed costs being allocated to fewer barrels, which pushed operating costs per boe higher. On a boe basis quarter-over-quarter production expenses have risen 24 percent to $11.05 per boe, compared to $8.94 per boe in the comparable 2005 quarter.

Operating netback
	Three months ended			Six months ended
COGP	June 30,			June 30,
($ per boe)	2006	2005	% Change	2006	2005	% Change
Netback per boe
Gross production revenue	$48.68	$42.55	14	$47.59	$41.06	16
Royalties (net of ARTC)	(9.97)	(9.16)	9	(9.89)	(8.51)	16
Operating costs	(11.05)	(8.94)	24	(10.92)	(9.37)	17
Field operating netback	27.66	24.45	13	26.78	23.18	16
Realized non-hedging derivative instruments	0.57	(4.35)	(113)	(0.17)	(3.77)	(95)
Operating netback after realized non-hedging
derivative instruments	$28.23	$20.10	40	$26.61	$19.41	37

COGP operating netbacks have transportation expense netted against gross production revenue.

Second quarter 2006 field operating netback of $27.66 per boe was 13 percent above the $24.45 per boe in the comparable quarter in 2005. Year-to-date field operating netback of $26.78 per boe was 16 percent above the field operating netback for the same period in 2005. The increased field operating netbacks in 2006 reflect a higher WTI crude oil benchmark price, narrower differentials and a significant shift in Provident’s production mix to include a greater weighting towards natural gas and lighter grades of crude oil, partially offset by lower AECO monthly index benchmark natural gas prices in the second quarter of 2006 and increased operating costs. Operating netbacks after non-hedging derivative instruments increased by 40 percent to $28.23 per boe from $20.10 per boe for the quarter, and by 37 percent to $26.61 from $19.41 year-to-date. The increase reflects a second quarter 2006 realized gain on non-hedging derivative instruments of $0.57 per boe compared to a loss of $4.35 in the comparable quarter in 2005, which positively impacted operating netbacks. For the six months ended June 30, 2006, the realized loss on non-hedging derivative instruments was $0.17 per boe (2005 - $3.77) .

General and administrative

The following table does not incorporate the COGP portion of non-cash unit based compensation charges associated with Provident’s unit option plan and restricted and performance unit plan. Second quarter non-cash unit based compensation charges for COGP was $1.5 million compared to $0.2 million in the same period of 2005. Year-to-date non-cash unit based compensation costs for COGP was $1.9 million, compared to $0.5 million in 2005.

Provident Energy 2006 Q2 24

	Three months ended			Six months ended
COGP	June 30,			June 30,
($ 000s, except per boe data)	2006	2005	% Change	2006	2005	% Change
General and administrative	$4,747	$4,965	(4)	$11,165	$9,448	18
General and administrative (per boe)	$2.26	$1.99	14	$2.62	$1.85	42

General and administrative expenses for COGP in the second quarter decreased four percent to $4.7 million from $5.0 million in the 2005 comparable quarter. This is primarily due to an increased allocation of corporate general and administrative costs to Midstream business unit resulting from the increased activity from the Midstream NGL Acquisition. On a boe basis the general and administrative expenses in the second quarter 2006 increased 14 percent to $2.26 from $1.99 in the second quarter of 2005, primarily due to the decrease in production. On a year-to-date basis, general and administrative expenses were $2.62 per boe, compared to $1.85 per boe in 2005. General and administrative costs per boe for 2006 were forecast to increase as a result of further increases in costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with the U.S. Sarbanes-Oxley Act) and a more competitive landscape impacting the cost of hiring and compensating employees. COGP operations are capable of absorbing additional production, particularly in existing core areas, with minimal impact on general and administrative expenses.

Capital expenditures
	Three months ended		Six months ended
COGP	June 30,		June 30,
($ 000s)	2006	2005	2006	2005
Capital expenditures - by area
West central Alberta	$2,020	$3,699	$4,919	$5,478
Southern Alberta	3,261	3,789	8,916	7,649
Southeast Saskatchewan	1,047	757	1,244	1,422
Southwest Saskatchewan	6,008	9,358	20,142	15,450
Lloydminster	980	3,021	2,511	3,963
Office and other	205	600	1,809	1,310
Total additions	$13,521	$21,224	$39,541	$35,272
Capital expenditures - by category
Geological and geophysical	$2,087	$1,145	$2,398	$1,479
Drilling, recompletions, and workovers	9,504	9,190	30,903	15,823
Facilities and equipment	1,488	10,130	3,880	16,826
Other capital	442	759	2,360	1,144
Total additions	$13,521	$21,224	$39,541	$35,272

In the second quarter of 2006, Provident’s COGP business unit spent $9.5 million of its 2006 capital budget primarily on completions and tie in activities in southern Saskatchewan that resulted from the accelerated drilling program success in the first quarter, and recompletion in the other areas. As well, an additional 2.0 net wells were drilled with 100% success. Southern Saskatchewan expenditures of $7.1 million were mainly a result of the above mentioned completion and tie in activities ($4.4 million) and successful land acquisitions for future developments ($2.0 million). Southern Alberta expenditures of $3.3 million in the second quarter of 2006 consisted primarily of $2.7 million on ongoing tie-ins from the drilling program in the fourth quarter of 2005 and additional drilling activities and recompletions, $0.3 million on facility upgrades and $0.1 million on land and seismic activities. West central Alberta expenditures of $2.0 million in the second quarter of 2006 mainly consisted of $1.3 million on non-operated drilling and $0.5 million on facility work. West central Alberta continues to farm out its high risk exploration land which reduces the capital required to maintain its production declines. Lloydminster expenditures of $1.0 million in the second quarter of 2006 were primarily on work over activities as part of the ongoing optimizations in this area.

Provident Energy 2006 Q2 25

Depletion, depreciation and accretion (DD&A)
	Three months ended			Six months ended
COGP	June 30,			June 30,
($ 000s, except per boe data)	2006	2005	% Change	2006	2005	% Change
DD&A	$34,440	$41,205	(16)	$69,089	$82,757	(17)
DD&A (per boe)	$16.41	$16.54	(1)	$16.24	$16.19	-

The COGP DD&A decreased one percent for the second quarter of 2006 to $16.41 per boe comparable to $ 16.54 per boe for the second quarter of 2005.

In the second quarter 2006 accretion expense associated with asset retirement obligations was $0.5 million compared to $0.7 million in the comparable period of 2005. Year-to-date accretion expense was $0.9 million (2005 - $1.3 million).

Recent developments

On July 11, 2006, the Trust announced that is has agreed to acquire the Rainbow Assets for a total estimated purchase price of $475.9 million after adjustments. Current production from the Rainbow Assets is approximately 33 million cubic feet of natural gas equivalent per day (5,500 boed), over 90 percent of which is natural gas. The acquisition is expected to close by the end of August 2006.

Anticipated benefits include an expected reduction in overall COGP operating costs by $1.50 per boe as a result of the lower average operating costs for the Rainbow Assets, which are below $6.00 per boe. For 2006, COGP expects operating costs to average $10.50 per boe to $11.00 per boe.

USOGP segment review

The USOGP business unit incorporates activities from Provident’s subsidiary, BreitBurn Energy Company L.P., an oil and gas exploitation and production business based in Los Angeles, California.

On March 2, 2005 BreitBurn acquired Nautilus Resources, LLC, a U.S. private company with operations focused in the Big Horn and Wind River basins of Wyoming for cash consideration of $90.2 million.

USOGP pricing

The following prices are net of transportation expenses.

	Three months ended			Six months ended
USOGP	June 30,			June 30,
	2006	2005	% Change	2006	2005	% Change
Realized pricing before non-hedging derivative
instruments
Light/medium oil and natural gas liquids (Cdn$ per bbl)	$68.96	$53.29	29	$63.88	$53.60	19
Natural Gas (Cdn $ per mcf)	$6.31	$7.74	(18)	$7.55	$7.46	1

The increase in realized pricing reflects higher market prices in 2006, compared to 2005. Production from California properties is generally light, sweet crude that attracts smaller differentials to benchmark prices relative to heavier blends. Production from Wyoming properties is heavier and attracts wider differentials. Production from California properties for the three and six months ended June 30, 2006 represented approximately 70 percent of total production while production from Wyoming properties represented approximately 30 percent of total production.

Provident Energy 2006 Q2 26

For the three months ended June 30, 2005 California properties also represented approximately 70 percent of total production while Wyoming properties represented approximately 30 percent of total production. For the six months ended June 30, 2005 production from California properties represented approximately 77 percent of total production while the Wyoming properties represented approximately 23 percent of total production. California properties represented a larger percentage of total production for the six months ended June 30, 2005 as the Wyoming properties were added with the Nautilus acquisition on March 2, 2005 and 23 percent of total production represents production from March 2, 2005 to June 30, 2005 averaged over the first six months of 2005.

Production
	Three months ended			Six months ended
	June 30,			June 30,
USOGP	2006	2005	% Change	2006	2005	% Change
Daily production - by product
Crude oil - Light/Medium (bpd)	7,300	7,355	(1)	7,270	6,495	12
Natural gas liquids (bpd)	18	18	-	20	18	11
Natural gas (mcfd)	2,281	2,520	(9)	2,357	2,309	2
Oil equivalent (boed) (1)	7,698	7,793	(1)	7,683	6,898	11
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

	Three months ended			Six months ended
	June 30,			June 30,
USOGP	2006	2005	% Change	2006	2005	% Change
Daily Production - by area (boed) (1)
Los Angeles	3,959	4,010	(1)	3,995	3,923	2
Santa Maria	1,477	1,412	5	1,442	1,375	5
Wyoming	2,262	2,371	(5)	2,246	1,600	40
	7,698	7,793	(1)	7,683	6,898	11
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

USOGP production of 7,698 boed in the second quarter of 2006 is comparable to the 7,793 boed of production in the second quarter of 2005. Year-to-date production of 7,683 boed production is an increase of 11 percent over year to date 2005 production of 6,898 boed. The increase is primarily attributable to the production from the Wyoming properties acquired on March 2, 2005. In total, the Wyoming properties acquired on March 2, 2005 added 2,163 boed to production in the first six months of 2006. In 2005, the Nautilus properties added 2,340 boed for the period from March 2 to June 30, 2005.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties ($0.3 million in the second quarter of 2006 (2005 - $0.3 million) and $0.5 million in the six months ended June 30, 2006 (2005 - $0.6 million)) on behalf of third parties.

Provident Energy 2006 Q2 27

	Three months ended			Six months ended
USOGP	June 30,			June 30,
($ 000s, except per boe and mcf amounts)	2006	2005	% Change	2006	2005	% Change
Oil
Revenue	$45,906	$35,669	29	$84,271	$63,023	34
Realized non-hedging derivative instruments	(1,223)	(3,314)	(63)	(2,202)	(5,668)	(61)
Royalties	(4,541)	(3,491)	30	(8,249)	(5,968)	38
Net revenue	$40,142	$28,864	39	$73,820	$51,387	44
Net revenue (per bbl)	$60.43	$43.12	40	$56.10	$43.71	28
Royalties as a percentage of revenue	9.9%	9.8%		9.8%	9.5%
Natural gas
Revenue	$1,310	$1,775	(26)	$3,221	$3,118	3
Royalties	(179)	(245)	(27)	(428)	(431)	(1)
Net revenue	$1,131	$1,530	(26)	$2,793	$2,687	4
Net revenue (per mcf)	$5.45	$6.67	(18)	$6.55	$6.43	2
Royalties as a percentage of revenue	13.6%	13.8%		13.3%	13.8%
Natural gas liquids
Revenue	$101	$87	16	$212	$158	34
Royalties	(2)	(2)	-	(4)	(4)	-
Net revenue	$99	$85	16	$208	$154	35
Net revenue (per bbl)	$58.80	$51.83	13	$56.42	$47.24	19
Royalties as a percentage of revenue	2.2%	2.3%		2.0%	2.5%
Total
Revenue	$47,317	$37,531	26	$87,704	$66,299	32
Realized non-hedging derivative instruments	(1,223)	(3,314)	(63)	(2,202)	(5,668)	(61)
Royalties	(4,722)	(3,738)	26	(8,681)	(6,403)	36
Net revenue	$41,372	$30,479	36	$76,821	$54,228	42
Net revenue (per boe)	$59.06	$42.98	37	$55.25	$43.43	27
Royalties as a percentage of revenue	10.0%	10.0%		9.9%	9.7%

Royalty rates in the U.S. are significantly lower than in Canada.

Revenue for the quarter ended June 30, 2006 is $47.3 million or 26 percent higher than the quarter ended June 30, 2005. The increase is attributable to increased crude oil prices. Net revenue is $41.4 million or 36 percent higher than the $30.5 million of net revenue in the second quarter 2005. Increases in net revenue are due to increased crude oil prices and lower realized losses on non-hedging derivative instruments. Royalties as a percentage of revenue for the second quarter of 2006 are consistent with royalty rates in the second quarter of 2005. For the six months ended June 30, 2006 revenue was 32 percent higher than the six months ended June 30, 2005 primarily due to the acquisition of the Wyoming properties on March 2, 2005 combined with increased crude oil prices. Net revenue for the six months ended June 30, 2006 is 42 percent higher than the six months ended June 30, 2005. A full six months of production in 2006 from the Wyoming properties combined with increased crude oil prices and decreases in realized losses on derivatives all contribute to the increase.

Production expenses
	Three months ended			Six months ended
USOGP	June 30,			June 30,
($ 000s, except per boe amounts)	2006	2005	% Change	2006	2005	% Change
Production expenses	$12,366	$9,925	25	$23,703	$17,351	37
Production expenses (per boe)	$17.65	$14.00	26	$17.05	$13.90	23

Provident Energy 2006 Q2 28

Production expenses were $17.65 per boe in the second quarter of 2006, an increase of 26 percent from the second quarter of 2005. Continuing strong crude oil prices have resulted in USOGP field operations continuing to focus on a return to production or to maintain production on wells with higher operating costs. Additionally, in the second quarter of 2006 the company recorded additional property tax expense of approximately $1.4 million related to supplemental property tax billings it received. These billings related to a step up in assessed oil and gas property values brought about by Provident’s acquisition of the Company in June 2004. The supplemental billings covered the period from July 1, 2004 through June 30, 2006. USOGP operating costs for the remainder of 2006 are expected to average between $16.00 and $17.00 per boe.

Operating netback
	Three months ended			Six months ended
USOGP	June 30,			June 30,
($ per boe)	2006	2005	% Change	2006	2005	% Change
USOGP oil equivalent netback per boe
Gross production revenue	$67.54	$52.92	28	$63.07	$53.10	19
Royalties	(6.74)	(5.27)	28	(6.24)	(5.13)	22
Operating costs	(17.65)	(14.00)	26	(17.05)	(13.90)	23
Field Operating Netback	$43.15	$33.65	28	$39.78	$34.07	17
Realized non-hedging derivative instruments	(1.74)	(4.67)	(63)	(1.58)	(4.54)	(65)
Operating netback after realized non-hedging
derivative instruments	$41.41	$28.98	43	$38.20	$29.53	29

Operating netbacks in the second quarter of 2006 remain strong driven by high commodity prices partially offset by increased production costs.

General and administrative

The following table does not incorporate the USOGP portion of non-cash unit based compensation expense. Second quarter non-cash unit based compensation charges for USOGP were $5.6 million (2005 - $1.5 million). Year-to-date, non-cash expense of $3.9 million has been recorded (2005 - $1.9 million), as described below.

	Three months ended			Six months ended
USOGP	June 30,			June 30,
($ 000s, except per boe amounts)	2006	2005	% Change	2006	2005	% Change
General and administrative	$6,308	$2,324	171	$13,950	$4,095	241
General and administrative (per boe)	$9.00	$3.28	174	$10.03	$3.28	206

General and administrative expenses were $6.3 million or $9.00 per boe in the second quarter of 2006 compared to $2.3 million or $3.28 per boe in the second quarter of 2005. The primary reason for the increase is due diligence expenditures of approximately $1.8 million relating to a real estate development project. Through a subsidiary, USOGP has partnered with a real estate industry developer to evaluate certain land located in Southern California for real estate purposes. The land is currently used, and will continue to be used, in oil and gas operations. These expenditures are partially offset by a $1.4 million recovery in non-controlling interest (see Recent developments). Additional increases in general and administrative expenses relate to on-going costs associated with the implementation of procedures and documentation to be in compliance with the U.S. Sarbanes-Oxley Act as well as an increase in corporate general and administrative allocations to USOGP operations. Also, USOGP operations have added additional staff members and incurred incremental legal and consulting costs associated with the previously announced intention to pursue an initial public offering in the U.S.

Year-to-date general and administrative expenses were $14.0 million or $10.03 per boe, compared to $4.1 million, or $3.28 per boe in the first six months of 2005. General and administrative expenses in 2006 include $3.9 million or $2.80 per boe (2005 - nil) related to payments associated with unit based compensation. The expense was

Provident Energy 2006 Q2 29

accrued in 2005 as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in 2006 (see note 9 to the interim consolidated financial statements). Excluding this payment and the real estate development costs, general and administrative expenses were $8.3 million, or $5.97 per boe, which is 82 percent higher than the first six months of 2005 on a boe basis. The primary drivers of this increase are costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with the U. S. Sarbanes-Oxley Act), increased corporate general and administrative allocations to USOGP operations and increased staffing levels, legal and consulting costs associated with the previously announced initial public offering.

Capital expenditures
	Three months ended		Six months ended
USOGP	June 30,		June 30,
($000s)	2006	2005	2006	2005
Capital expenditures - by category
Geological and geophysical	$-	$3,741	$-	$3,855
Drilling, recompletions, and workovers	7,103	8,793	18,578	16,005
Facilities and equipment	4,194	2,483	7,095	9,764
Other capital	(1,425)	262	(1,140)	540
Total additions	$9,872	$15,279	$24,533	$30,164

USOGP capital expenditures for the second quarter of 2006 totaled $9.9 million. $6.9 million of the capital expenditures were directed at drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. In Wyoming $2.2 million was directed at optimization projects with a further $2.7 million directed at optimization projects at smaller fields and office equipment. Included in other capital is a $2.0 million adjustment to reduce accrued acquisition transaction costs related to past acquisitions.

For the first six months of 2006 USOGP capital expenditures totaled $24.5 million, after the second quarter adjustment to transaction costs. $13.6 million of the capital expenditures were directed at drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. In Wyoming $8.6 million was directed at optimization projects with a further $4.3 million directed at optimization projects at smaller fields and office equipment and improvements.

A significant portion of optimization capital was directed at improvements to infrastructure aimed at reducing future operating expenses. In addition, optimization capital continues to incorporate returning previously uneconomic wells to production to take advantage of high oil prices.

Depletion, depreciation and accretion (DD&A)
	Three months ended			Six months ended
USOGP	June 30,			June 30,
($ 000s, except per boe amounts)	2006	2005	% Change	2006	2005	% Change
DD&A	$7,843	$6,677	17	$15,309	$11,784	30
DD&A (per boe)	$11.20	$9.42	19	$11.01	$9.44	17

The USOGP’s DD&A rate is low due to the long-lived nature of the assets. The increase over 2005 reflects the acquisition of the former Nautilus properties, which have a higher depletion rate than the California properties due to shorter reserve lives.

Provident Energy 2006 Q2 30

Recent developments

Intention to pursue initial public offering in the U.S.

On July 13, 2006, Provident’s subsidiary, BreitBurn Energy Partners, L.P., filed an amended Form S-1 registration statement with the U.S. Securities and Exchange Commission (“SEC”), in order to pursue an initial public offering of a master limited partnership (the “Partnership”). The Trust will own approximately 96 percent of the general partner and over 65 percent of the limited partnership units, assuming the maximum initial public offering is completed. USOGP will transfer approximately half of its proved reserves and two-thirds of its daily production, located primarily in the Los Angeles Basin in California and the Wind River and Big Horn Basins in Wyoming, to the Partnership. USOGP will retain its remaining producing properties, located primarily in the West Pico and Orcutt fields. Provident will continue to control the Partnership and will retain its approximate 96 percent interest in the remaining properties.

Although the Form S-1 registration relating to these securities has been filed with the SEC, it has not yet become effective.

Land development project

A USOGP subsidiary has entered into a Limited Liability Company (“LLC”) agreement with R&R Land of Newport Beach, California related to a land development project. The subsidiary is a 20 percent partner in the LLC agreement with R&R Land holding an 80 percent interest in the LLC agreement. Because the subsidiary stands to receive a majority share of the future proceeds, Provident is consolidating the LLC in its consolidated financial statements, with non-controlling interest. The project is currently in the due diligence stage and amounts are being expensed as incurred.

Midstream services and marketing business segment review

Midstream NGL acquisition

The Midstream NGL Acquisition, which closed on December 13, 2005, included NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, and contracts including marketing, supply and transportation arrangements, and NGL marketing infrastructure. This acquisition has extended Provident’s involvement in the NGL value chain. Results in 2005 included NGL fee for service, fixed margin extraction, equity margin on marketed NGLs associated with Provident’s Redwater facility, and margin on crude oil marketing contracts. The crude oil marketing contracts were disposed in May 2005. The 2006 results for the Redwater facility and the Midstream NGL Acquisition include an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs.

Operations - managed NGL volumes

Provident managed 158,941 bpd over the second quarter. Product managed in the second quarter of 2005 was 58,200 bpd. The significant increase in 2006 is a result of the Midstream NGL Acquisition.

Revenues

For the second quarter of 2006 product sales and services revenues were $378.9 million (2005 - $186.6 million). Year-to-date product sales and services revenue were $852.0 million (2005 - $431.5 million). Revenue figures are after elimination of intersegment transactions. The significant increase in 2006 revenue over 2005 is a result of the Midstream NGL Acquisition and an increase in propane plus prices in the second quarter of 2006 over the second quarter of 2005. Product sales relate to the marketing of NGLs and transportation and fractionation contracts (T&F), while service revenue relates to fees earned through NGL processing, marketing, storage and distribution. The majority of NGL revenues are earned pursuant to long-term contracts and annual evergreen purchase and sales commitments.

Provident Energy 2006 Q2 31

In addition to product sales and service revenue, Provident paid $11.3 million in the second quarter 2006 (2005 - nil) and $9.8 million year-to-date (2005 - received $0.5 million) on Midstream margin stabilization hedging activities.

Expenses

The cost of goods sold (COGS) was $304.1 million for the second quarter of 2006 (2005 - $164.2 million). Year-to- date COGS was $726.8 million (2005 - $383.8 million). These figures are after elimination of intersegment transactions and include the effect of the $5.2 million repayment described under the heading “Fractionation spread support program”. The significant increase in 2006 COGS over 2005 is a result of the Midstream NGL Acquisition which has resulted in increased level of activity. Cost of goods sold relates to NGL product sales revenue included in product sales and services revenue. COGS include all costs incurred in the production and purchase of NGL specification product for sale. The majority of the natural gas liquids are purchased pursuant to long-term contracts and annual evergreen purchase commitments.

Operating and maintenance expenses were $8.5 million for the second quarter of 2006 (2005 - $8.7 million) and $17.9 million year-to-date (2005 - $16.1 million). These costs include the operating costs incurred at the Younger and Redwater facilities to produce NGLs, and provide T&F, storage and distribution services to third parties. The year-to-date increase reflects higher fuel prices experienced in the first quarter of 2006.

General and administrative expenses were $6.3 million for the second quarter 2006 (2005 - $2.1 million) and $11.4 million year-to-date (2005 - $4.1 million) representing increased number of employees acquired through the Midstream NGL Acquisition and associated costs. As well, interest expense for the second quarter of 2006 was $7.3 million (2005 - $1.4 million) and $14.2 million year-to-date (2005 - $2.8 million) reflecting higher debt levels associated with the Midstream NGL Acquisition. Depreciation expense was $10.8 million for the three months ended June 30, 2006 (2005 - $2.5 million) and $21.6 million year-to-date (2005 - $5.0 million) reflecting depreciation on the larger asset base acquired through the Midstream NGL Acquisition.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items
(“EBITDA”) and cash flow from operations

Second quarter 2006 EBITDA of $46.4 million increased $34.6 million or 293 percent from $11.8 million in the second quarter of 2005. Year-to-date EBITDA increased to $79.3 million from $28.1 million in 2005. Cash flow for the second quarter of 2006 was $39.1 million, an increase of $28.5 million or 270 percent above the $10.6 million for the second quarter 2005. Year to date cash flow increased to $65.2 million from $25.8 million in 2005. Year-to-date 2006 EBITDA and cash flow was reduced by $5.2 million due to the requirement to repay, in the first quarter of 2006, the amount that was drawn in December 2005 under the fractionation spread support program. Through the Midstream NGL Acquisition, Provident has expanded its involvement in the NGL value chain, which has made a significant contribution to the overall increase in EBITDA and cash flow. In addition, Midstream EBITDA and cash flow benefited from an increase in propane plus prices in the second quarter of 2006 over the second quarter of 2005 accompanied by a reduction in associated product costs, mostly due to reduced natural gas prices.

Management uses EBITDA to analyze the operating performance of the Midstream business unit. EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Provident Energy 2006 Q2 32

Fractionation spread support program

As part of the Midstream NGL Acquisition, the vendor has agreed to provide a near-term fractionation spread support program. The program provides Provident with up to $75 million of support until November 2007 if the fractionation spread ratio is below historic levels. This program is intended to ensure that Provident achieves the long-term average fractionation spread ratio that the NGL business has attained historically through to November 2007. This program is intended to provide consistent and stable cash flow and distributions for Unitholders. In certain circumstances, the vendor will have the ability to recover the amounts provided under the support program until October 31, 2008, if the fractionation spread ratio exceeds historic levels. Provident’s long term risk management strategy is focused on locking in fractionation spread margins, with the objective of stabilizing cash flow over the longer term.

The impact of the agreement on the 2006 year-to-date results was a repayment of $5.2 million, in the first quarter of 2006, that was received in the fourth quarter of 2005, resulting in an increase in the cost of goods available for sale in 2006 with no comparative for 2005. No amounts were paid or received in the second quarter of 2006.

Capital expenditures

Midstream capital expenditures for the first six months of 2006 totaled $27.4 million. $25.4 million of the capital was spent on the new condensate offloading and terminalling facilities. The remaining $2.0 million relates to new truck terminals and sustaining capital requirements.

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2006
January 23, 2006	February 15, 2006	$0.12	0.10
February 23, 2006	March 15, 2006	0.12	0.10
March 22, 2006	April 13, 2006	0.12	0.10
April 24, 2006	May 15, 2006	0.12	0.11
May 25, 2006	June 15, 2006	0.12	0.11
June 22, 2006	July 14, 2006	0.12	0.11
2006 Cash Distributions paid as declared		$0.72	0.63
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared
- March 2001 - December 2001		2.54	1.64
Inception to June 30, 2006 - Distributions paid as declared		$10.23	7.33
*exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian tax purposes, 2005 distributions were determined to be 76.5 percent taxable and 23.5 percent a tax deferred return of capital in the hands of Canadian unitholders. Distributions received by U.S. resident unitholders in 2005 were classified as 94.4 percent qualified dividend and 5.6 percent tax deferred return of capital. In both Canada and the U.S., the tax-deferred portion would usually be treated as an adjustment to the cost base of the units. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Provident Energy 2006 Q2 33

Foreign ownership

As at June 2006, based on information received from the transfer agent and financial intermediaries, an estimated 83 percent of Provident’s outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt. Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its assets is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Business risks

The oil and natural gas trust industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;
•	government and regulatory risk in respect of royalty and income tax regimes;
•	operational risks that may affect the quality and recoverability of reserves;
•	geological risk associated with accessing and recovering new quantities of reserves;
•	transportation risk in respect of the ability to transport oil and natural gas to market;
•	capital markets risk and the ability to finance future growth;
•	marketability of oil and natural gas;
•	income tax legislation relating to income trusts; and
•	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;
•	regulatory intervention in determining processing fees and tariffs; and

Provident Energy 2006 Q2 34

•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience;
•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution;

•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;
•	maintaining a low cost structure to maximize cash flow and profitability;
•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the two quarters ended June 30, 2006 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q 1	Q 2
TSE - P V E .U N (Cdn$ )
H igh	$13.70	$14.31
Low	$11.79	$12.87
Close	$13.04	$14.00
Volum e (000s)	23,113	29,205
NYSE - P V X (US$ )
H igh	$11.66	$12.99
Low	$10.24	$11.16
Close	$11.32	$11.77
Volum e (000s)	36,038	29,175

Provident Energy 2006 Q2 35

Segmented information by quarter
($ 000s except for per unit and operating amounts)		2006
	First	Second	Year-to-
	Quarter	Quarter	Date
Financial - consolidated
Revenue	$553,706	$424,439	$978,145
Cash flow	$78,906	$110,990	$189,896
Net income	$24,200	$21,371	$45,571
Net income per unit - basic and diluted	$0.13	$0.11	$0.24
Unitholder distributions	$68,350	$68,572	$136,922
Distributions per unit	$0.36	$0.36	$0.72
Oil and gas production
Cash revenue	$114,020	$125,744	$239,764
Earnings before interest, DD&A, taxes	$64,313	$77,698	$142,011
and other non-cash items
Cash flow	$52,813	$71,867	$124,680
Net income	$36,484	$25,980	$62,464
Midstream services and marketing
Cash revenue	$474,515	$367,624	$842,139
Earnings before interest, DD&A, taxes	$32,813	$46,438	$79,251
and other non-cash items
Cash flow	$26,093	$39,123	$65,216
Net loss	$(12,284)	$(4,609)	$(16,893)
Operating
Oil and gas production
Light/medium oil (bpd)	14,541	13,923	14,247
Heavy oil (bpd)	2,506	2,011	2,245
Natural gas liquids (bpd)	1,527	1,475	1,502
Natural gas (mcfd)	78,274	80,084	79,185
Oil equivalent (boed)	31,620	30,756	31,192
(Cdn $)
Average selling price net of
transportation expense
Light/medium oil per bbl	$54.80	$69.76	$62.09
(before realized non-hedging derivative instruments)
Light/medium oil per bbl	$53.40	$68.00	$60.51
(including realized non-hedging derivative instruments)
Heavy oil per bbl	$22.87	$50.42	$35.39
(before realized non-hedging derivative instruments)
Heavy oil per bbl	$22.82	$50.42	$35.37
(including realized non-hedging derivative instruments)
Natural gas liquids per barrel	$53.91	$54.20	$54.03
Natural gas per mcf	$8.00	$6.10	$7.04
(before realized non-hedging derivative instruments)
Natural gas per mcf	$7.85	$6.41	$7.12
(including realized non-hedging derivative instruments)
Midstream services and marketing
Managed NGL volumes (bpd)	163,420	158,941	161,168

Provident Energy 2006 Q2 36

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2005
	First	Second	Third	Fourth	YTD
	Quarter(1)	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$322,023	$300,504	$295,060	$442,687	$1,360,274
Cash flow	$64,137	$64,435	$86,318	$96,298	$311,188
Net income (loss)	$(2,783)	$26,822	$18,386	$54,501	$96,926
Net income (loss) per unit - basic and diluted	$(0.02)	$0.17	$0.11	$0.32	$0.61
Unitholder distributions	$51,734	$57,001	$59,333	$62,646	$230,714
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$100,447	$104,478	$124,073	$117,710	$446,708
Earnings before interest, DD&A, taxes	$59,262	$63,584	$81,670	$73,976	$278,492
and other non-cash items
Cash flow	$48,937	$53,868	$74,139	$68,006	$244,950
Net income (loss)	$(15,046)	$14,681	$10,702	$30,437	$40,774

Midstream services and marketing
Cash revenue	$245,338	$186,635	$180,875	$293,034	$905,882
Earnings before interest, DD&A, taxes	$16,380	$11,765	$12,978	$29,566	$70,689
and other non-cash items
Cash flow	$15,200	$10,567	$12,179	$28,292	$66,238
Net income	$12,263	$12,141	$7,684	$24,064	$56,152

Operating
Oil and gas production
Light/medium oil (bpd)	14,388	15,891	15,583	14,051	14,979
Heavy oil (bpd)	5,547	4,644	4,075	3,195	4,358
Natural gas liquids (bpd)	1,756	1,454	1,523	1,653	1,596
Natural gas (mcfd)	80,466	79,126	75,523	73,363	77,095
Oil equivalent (boed)	35,102	35,177	33,768	31,126	33,782

(Cdn $)
Average selling price net of
transportation expense
Light/medium oil per bbl	$49.32	$51.20	$62.95	$55.31	$54.69
(before realized non-hedging derivative instruments)
Light/medium oil per bbl	$40.93	$42.18	$49.82	$42.52	$43.90
(including realized non-hedging derivative instruments)
Heavy oil per bbl	$25.85	$26.03	$46.74	$28.62	$31.33
(before realized non-hedging derivative instruments)
Heavy oil per bbl	$25.78	$26.03	$46.74	$28.62	$31.31
(including realized non-hedging derivative instruments)
Natural gas liquids per barrel	$45.30	$47.75	$54.27	$49.44	$49.09
Natural gas per mcf	$6.76	$7.29	$8.43	$11.44	$8.43
(before realized non-hedging derivative instruments)
Natural gas per mcf	$6.74	$7.13	$8.03	$11.22	$8.23
(including realized non-hedging derivative instruments)
Midstream services and marketing
Managed NGL volumes (bpd)	61,590	58,200	61,760	77,100	64,740
(1) Restated - see note 2 to interim consolidated financial statements.

Provident Energy 2006 Q2 37

Segmented information by quarter
($ 000s except per unit and operating amounts)			2004(1)
	First	Second	Third	Fourth	YTD
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$234,947	$218,304	$287,171	$369,435	$1,109,857
Cash flow	$36,269	$36,530	$54,076	$58,371	$185,246
Net income (loss)	$(5,995)	$(6,873)	$(4,221)	$38,314	$21,225
Net income (loss) per unit - basic and diluted	$(0.07)	$(0.07)	$(0.03)	$0.27	$0.19
Unitholder distributions	$31,036	$35,039	$46,489	$52,064	$164,628
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44
Oil and gas production
Cash revenue	$54,865	$59,316	$89,129	$91,569	$294,879
Earnings before interest, DD&A, taxes
and other non-cash items	$30,741	$34,974	$51,767	$50,498	$167,980
Cash flow	$26,386	$29,593	$44,825	$41,798	$142,602
Net income (loss)	$(9,761)	$(10,950)	$(17,356)	$27,490	$(10,577)
Midstream services and marketing
Cash revenue	$233,031	$218,388	$287,679	$288,768	$1,027,866
Earnings before interest, DD&A, taxes	$12,197	$8,945	$10,986	$17,957	$50,085
and other non-cash items
Cash flow	$9,883	$6,937	$9,251	$16,573	$42,644
Net income	$3,766	$4,077	$13,135	$10,824	$31,802
Operating
Oil and gas production
Light/medium oil (bpd)	5,965	7,861	12,674	14,012	10,146
Heavy oil (bpd)	6,588	6,537	6,770	6,536	6,608
Natural gas liquids (bpd)	1,130	1,267	1,803	1,770	1,494
Natural gas (mcfd)	63,859	68,007	88,642	87,339	77,022
Oil equivalent (boed)	24,326	27,000	36,021	36,874	31,085
(Cdn $)
Average selling price net of
transportation expense
Light/medium oil per bbl
(before realized non-hedging derivative instruments)	$39.00	$42.28	$48.59	$45.83	$45.01
Light/medium oil per bbl
(including realized non-hedging derivative instruments)	$26.15	$29.97	$38.00	$33.88	$33.29
Heavy oil per bbl
(before realized non-hedging derivative instruments)	$26.84	$28.26	$34.23	$25.33	$28.72
Heavy oil per bbl
(including realized non-hedging derivative instruments)	$22.80	$23.26	$25.72	$22.17	$23.51
Natural gas liquids per barrel	$37.03	$40.55	$40.88	$42.80	$40.68
Natural gas per mcf
(before realized non-hedging derivative instruments)	$6.40	$7.01	$6.47	$6.56	$6.60
Natural gas per mcf
(including realized non-hedging derivative instruments)	$6.31	$6.26	$6.05	$6.31	$6.23
Midstream services and marketing
Managed NGL volumes (bpd)	67,279	51,393	58,400	52,870	57,484
(1) Restated - see note 2 to interim consolidated financial statements.

Provident Energy 2006 Q2 38

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)

	As at	As at
	June 30,	December 31,
	2006	2005
Assets
Current assets
Cash and cash equivalents	$3,113	$32,113
Accounts receivable	234,453	267,246
Petroleum product inventory	112,061	110,638
Prepaid expenses	19,373	14,326
	369,000	424,323
Cash reserve for future site reclamation	995	1,872
Investments	4,320	3,758
Deferred financing charges	12,874	14,710
Property, plant and equipment	1,670,626	1,702,689
Intangible assets	204,721	215,850
Goodwill	433,346	429,068
	$2,695,882	$2,792,270
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$274,863	$314,723
Cash distributions payable	20,076	20,644
Distributions payable to non-controlling interest	503	452
Financial derivative instruments	58,749	14,149
	354,191	349,968
Long-term debt - revolving term credit facilities (note 4)	582,708	586,597
Long-term debt - convertible debentures (note 4)	296,254	298,007
Asset retirement obligation (note 5)	40,295	41,133
Long-term financial derivative instruments	58,571	-
Future income taxes	16,620	91,595
Non-controlling interests
USOGP operations	12,068	11,885
Exchangeable shares (note 6)	7,092	8,259

Unitholders’ equity
Unitholders’ contributions (note 7)	1,997,193	1,971,707
Convertible debentures equity component	19,134	19,301
Contributed surplus (note 9)	1,692	1,675
Cumulative translation adjustment	(52,513)	(41,785)
Accumulated income	142,859	97,288
Accumulated cash distributions (note 10)	(780,282)	(643,360)
	1,328,083	1,404,826
	$2,695,882	$2,792,270

Provident Energy 2006 Q2 39

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Revenue (note 8)
Revenue	$504,697	$305,226	$1,094,669	$661,349
Realized loss on financial derivative instruments	(11,329)	(14,113)	(12,766)	(24,451)
Unrealized (loss) gain on financial derivative instruments	(68,929)	9,391	(103,758)	(14,371)
	424,439	300,504	978,145	622,527
Expenses
Cost of goods sold	304,116	164,179	726,845	383,799
Production, operating and maintenance	44,037	40,874	88,043	81,295
Transportation	4,085	1,336	9,843	3,028
Depletion, depreciation and accretion	53,103	50,389	106,013	99,550
General and administrative	17,401	9,360	36,476	17,637
Non-cash unit based compensation (note 9)	7,970	1,791	7,347	2,422
Interest on bank debt	7,532	1,914	14,170	5,240
Interest and accretion on convertible debentures	6,053	6,481	12,147	12,093
Amortization of deferred financing charges	919	468	1,837	558
Foreign exchange loss (gain) and other	328	(221)	(367)	(108)
Loss on redemption of convertible debentures	-	49	-	49
Gain on sale of assets (note 3)	-	(5,188)	-	(5,188)
	445,544	271,432	1,002,354	600,375
(Loss) Income before taxes and non-controlling interests	(21,105)	29,072	(24,209)	22,152

Capital taxes (recovery)	(683)	1,533	603	2,910
Current and withholding taxes	881	2,004	5,724	4,371
Future income tax recovery	(41,137)	(2,112)	(74,975)	(9,832)
	(40,939)	1,425	(68,648)	(2,551)
Net income before non-controlling interests	19,834	27,647	44,439	24,703

Non-controlling interests
USOGP operations	(1,652)	504	(1,382)	399
Exchangeable shares (note 6)	115	321	250	265
Net income	21,371	26,822	45,571	24,039
Accumulated income (loss), beginning of period	$121,488	$(2,421)	$97,288	$362
Accumulated income , end of period	$142,859	$24,401	$142,859	$24,401
Net income per unit - basic	$0.11	$0.17	$0.24	$0.16
Net income per unit - diluted	$0.11	$0.17	$0.24	$0.16

Provident Energy 2006 Q2 40

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian Dollars (000s)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Cash provided by operating activities
Net income for the period	$21,371	$26,822	$45,571	$24,039
Add (deduct) non-cash items:
Depletion, depreciation and accretion	53,103	50,389	106,013	99,550
Debenture accretion and amortization of deferred charges	1,556	1,475	3,115	2,772
Non-cash unit based compensation (note 9)	7,970	1,791	7,347	2,422
Unrealized loss (gain) on financial derivative instruments (note 8)	68,929	(9,391)	103,758	14,371
Unrealized foreign exchange loss (gain)	735	(195)	199	(215)
Future income tax recovery	(41,137)	(2,112)	(74,975)	(9,832)
Equity in earnings of investee	-	(30)	-	(60)
Net (loss) income attributable to non-controlling interests	(1,537)	825	(1,132)	664
Loss on redemption of convertible debentures	-	49	-	49
Gain on sale of assets (note 3)	-	(5,188)	-	(5,188)
Cash flow from operations before changes in working capital
and site restoration expenditures	110,990	64,435	189,896	128,572
Site restoration expenditures	(1,008)	(366)	(2,151)	(995)
Change in non-cash operating working capital	(96,372)	(18,868)	(6,213)	(23,669)
	13,610	45,201	181,532	103,908
Cash provided by (used for) financing activities
Increase (decrease) in long-term debt	76,106	37,243	(1,830)	(52,257)
Declared distributions to unitholders	(68,572)	(57,001)	(136,922)	(108,735)
Declared distributions to non-controlling interest	(754)	(790)	(1,110)	(979)
Issue of trust units, net of issue costs	10,393	13,765	20,569	125,312
Issue of debentures, net of costs	-	-	-	95,759
Redemption of debentures, net of costs	-	(2,997)	-	(2,997)
Change in non-cash financing working capital	554	(533)	(517)	4,227
	17,727	(10,313)	(119,810)	60,330
Cash used for investing activities
Net capital expenditures	(36,181)	(37,000)	(91,484)	(66,086)
Acquisition of Nautilus (note 2)	-	-	-	(91,420)
Acquisition of investment	-	(510)	-	(510)
Acquisition of Midstream NGL Business (note 2)	(2,300)	-	(2,300)	-
Contribution by non-controlling interest	2,675	-	2,675	-
Proceeds on sale of assets (notes 2 and 3)	-	5,546	11,517	5,546
Reclamation fund contributions	(631)	(748)	(1,274)	(1,534)
Reclamation fund withdrawals	1,008	366	2,151	995
Payment of financial derivative instruments	-	-	-	(8,137)
Change in non-cash investing working capital	(869)	(2,272)	(12,007)	(2,872)
	(36,298)	(34,618)	(90,722)	(164,018)
(Decrease) Increase in cash and cash equivalents	(4,961)	270	(29,000)	220
Cash and cash equivalents, beginning of period	8,074	194	32,113	244
Cash and cash equivalents, end of period	$3,113	$464	$3,113	$464
Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$17,689	$7,559	$30,279	$13,925
Cash taxes paid	$2,412	$4,414	$7,346	$6,595

Provident Energy 2006 Q2 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in Cdn$000’s, except unit and per unit amounts) (unaudited)

June 30, 2006

The Interim Consolidated Financial Statements of Provident Energy Trust (“the Trust”) have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2005, which are disclosed in the annual report filed by the Trust.

1.	Significant Accounting Policies

The interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of the Trust for the year ended December 31, 2005 and are consistent with policies adopted in the second quarter of 2005.

2.	Acquisitions

(i)	Acquisition of Midstream NGL Assets

On December 13, 2005 Provident acquired midstream business assets (the Midstream NGL Acquisition) from EnCana Corporation by way of the purchase of partnership interests, corporations and assets. The business comprises NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, contracts including supply and transportation arrangements, and ownership of Kinetic Resources, two partnerships which perform NGL marketing services including Kinetic’s interests in a distribution terminal and leases on approximately 700 rail cars. The transaction was accounted for using the purchase method with the allocation of the purchase as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$426,088
Working capital, net of cash acquired	38,937
Intangible asset - contracts and customer relationships	183,100
Intangible asset - fractionation spread support agreement	17,600
Intangible assets - other	16,308
Goodwill	102,402
Financial derivative instruments	945
Asset retirement obligation	(7,604)
Future income taxes	(3,173)
$774,603
Consideration
Acquisition costs	$12,620
Cash, net of cash acquired	761,983
$774,603

The Midstream NGL Acquisition was financed by the issuance of 21,830,000 units at $12.60 per unit and $150 million of 6.5 percent convertible unsecured subordinated debentures. The remaining portion of the purchase price of the Midstream NGL Acquisition was funded through Provident’s credit facility.

In February 2006, Provident sold its 49 percent interest in the Marysville Partnership, which owns the Marysville Underground Storage Terminal (MUST), for net cash proceeds of $11.5 million. The

Provident Energy 2006 Q2 42

partnership interest was part of the assets acquired in the Midstream NGL Acquisition. The purchase price allocation of the Midstream NGL Acquisition was adjusted in the first quarter of 2006 to reflect the revised fair value of the acquisition.

In June 2006, Provident settled the final post-closing adjustments relating to the acquisition. The net cash payment resulted in an increase to goodwill in the second quarter of 2006 amounting to $2.3 million.

(ii) Acquisition of Nautilus

On March 2, 2005 Provident acquired Nautilus Resources, LLC (“Nautilus”) for cash consideration of $90.2 million and acquisition costs of $1.2 million. Nautilus was a private oil and gas exploration and production company active in Wyoming, USA. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$99,877
Working capital	1,237
Asset retirement obligation	(1,557)
Financial derivative instrument	(8,137)
$91,420
Consideration
Acquisition costs	$1,237
Cash	90,183
$91,420

The result of this acquisition was the non-controlling interest on USOGP operations decreased by 1.4 percent from 5.8 to 4.4 percent.

3.	Sale of Assets
On May 1, 2005, certain oil purchase and sale contracts were sold for net proceeds of $5.5 million and a gain recorded of $5.2 million net of disposal costs.

4.	Long-term Debt

	As at	As at
	June 30, 2006	Dec. 31, 2005
Revolving term credit facilities	$582,708	$586,597
Convertible debentures	296,254	298,007
	$878,962	$884,604

(i)	Revolving term credit facility

At June 30, 2006 Provident had $750 million and US $100 million term credit facilities, consistent with December 31, 2005. At June 30, 2006, $531.9 million was drawn on the Canadian facility and $50.8 million was drawn on the US facility.

At June 30, 2006 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $29.8 million. The guarantees totaled $45.1 million at December 31, 2005.

Provident Energy 2006 Q2 43

(ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units. For the three and six month periods ended June 30, 2006, $2.6 million and $3.2 million, respectively, of the face value of debentures were converted to trust units at the election of debenture holders (2005 - $50.7 million and $55.7 million, respectively, including $45.7 million associated with the May 31, 2005 redemption of the 10.5 percent convertible unsecured subordinated debentures). The following table details each outstanding convertible debenture:

	As at		As at
Convertible Debentures	June 30, 2006		December 31, 2005
	Carrying	Face	Carrying	Face	Maturity	Conversion Price per
($ 000s except conversion pricing)	Value(1)	Value	Value(1)	Value	Date	unit(2)
6.5% Convertible Debentures	$142,191	$150,000	$141,522	$150,000	April 30, 2011	14.75
6.5% Convertible Debentures	92,745	99,034	92,482	99,179	Aug. 31, 2012	13.75
8.0% Convertible Debentures	32,188	33,286	32,382	33,648	July 31, 2009	12.00
8.75% Convertible Debentures	29,130	29,938	31,621	32,659	Dec. 31, 2008	11.05
	$296,254	$312,258	$298,007	$315,486

(1)	Excluding equity component of convertible debentures
(2)	The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

5. Asset Retirement Obligation

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $289.4 million. Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from two to 50 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $166.1 million. The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement of these obligations is expected to occur in 30 to 45 years.

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Carrying amount, beginning of period	$40,530	$42,350	$41,133	$40,506
Business acquisitions	-	-	-	1,557
Change in estimate	-	-	157	-
Increase in liabilities incurred during the period	442	331	704	452
Settlement of liabilities during the period	(1,008)	(366)	(2,151)	(995)
Decrease in liabilities due to disposition	-	-	(773)	-
Accretion of liability	331	894	1,225	1,689
Carrying amount, end of period	$40,295	$43,209	$40,295	$43,209

Provident Energy 2006 Q2 44

6. Exchangeable Shares - Non-controlling Interest

The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net income attributable to the non-controlling interest on the consolidated statement of operations represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end during the period.

Following is a summary of the non-controlling interest - exchangeable shares for the three and six month periods ended June 30, 2006 and 2005:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Non-controlling interest, beginning of period	$6,977	$23,059	$8,259	$35,921
Reduction of book value for conversion to trust units	-	(10,401)	(1,417)	(23,207)
Net income attributable to non-controlling interest	115	321	250	265
Non-controlling interest, end of period	$7,092	$12,979	$7,092	$12,979
Accumulated income attributable to non-controlling interest	$2,131	$1,747	$2,131	$1,747

The following table details the number of exchangeable shares converted and outstanding in addition to the associated book value:

		Six months ended June 30,
	2006			2005
Exchangeable shares
Provident Acquisitions Inc.	Number of units	Amount (000s	)	Number of units	Amount (000s )
Balance at beginning of period	-	$-		336,876	$3,675
Converted to trust units	-	-		(336,876)	(3,675)
Balance, end of period	-	-		-	-
Exchange ratio, end of period	-			-
Trust units issuable upon conversion, end of period	-	$-		-	$-

Exchangeable shares
Provident Energy Ltd.*
Balance at beginning of period	463,545	$4,961		638,474	$6,833
Converted to trust units	-	-		-	-
Balance, end of period	463,545	4,961		638,474	6,833
Exchange ratio, end of period	1.59445			1.43226
Trust units issuable upon conversion, end of period	739,099	$4,961		914,461	$6,833

Exchangeable shares (Series B)
Provident Energy Ltd.**
Balance at beginning of period	91,320	$1,046		2,095,271	$23,931
Converted to trust units	(91,320)	(1,046)		(1,710,273)	(19,532)
Balance, end of period	-	-		384,998	4,399
Exchange ratio, end of period	-			1.13194
Trust units issuable upon conversion, end of period	-	$-		435,795	$4,399
Total Trust units issuable upon conversion
of all exchangeable shares, end of period	739,099	$4,961		1,350,256	$11,232
* Matures on January 17, 2007
**Matured on January 15, 2006.

Provident Energy 2006 Q2 45

7	.	Unitholders’ Contributions

The Trust has authorized capital of an unlimited number of common voting trust units.
		Six months ended June 30,
	2006		2005
	Number of	Amount	Number of	Amount
Trust Units	units	(000s)	units	(000s)
Balance at beginning of period	188,772,788	$1,971,707	142,226,248	$1,438,393
Issued for cash	-	-	8,400,000	100,800
Exchangeable share conversions	109,934	1,417	2,375,782	23,207
Issued pursuant to unit option plan	388,327	3,629	2,018,211	20,749
Issued pursuant to the distribution reinvestment plan	1,200,020	14,298	624,572	7,288
To be issued pursuant to the distribution reinvestment plan	225,000	2,848	164,003	2,103
Debenture conversions	286,942	3,294	1,410,708	10,906
Redemption of the 10.5% debentures	-	-	3,507,570	46,707
Unit issue costs	-	-	-	(8,105)
Balance at end of period	190,983,011	$1,997,193	160,727,094	$1,642,048

The per trust unit amounts for the quarter ended June 30, 2006 were calculated based on the weighted average number of units outstanding of 190,235,951 which excludes the shares exchangeable into trust units (2005 - 157,517,351). The diluted per trust unit amounts for 2006 are calculated including an additional 513,472 trust units (2005 - 459,874) for the dilutive effect of the unit options, exchangeable shares and convertible debentures. For the three months ended June 30, 2006 and 2005, these additional units have been included in the dilution calculation as their effect is dilutive when applied against the net income of the quarter.

The per trust unit amounts for the six months ended June 30, 2006 were calculated based on the weighted average number of units outstanding of 189,686,806 which excludes the shares exchangeable into trust units (2005 - 151,630,498). The diluted per trust unit amounts for 2006 are calculated including an additional 513,472 trust units (2005 - 459,874) for the dilutive effect of the unit options, exchangeable shares and convertible debentures. For the six months ended June 30, 2006 and 2005, these additional units have been included in the dilution calculation as their effect is dilutive when applied against the net income of the six months ended June 30, 2006.

8	.	Revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Gross production revenue	$151,396	$145,180	$293,481	$279,774
Product sales and service revenue	378,933	186,599	851,970	431,462
Royalties	(25,632)	(26,553)	(50,782)	(49,887)
Revenue	$504,697	$305,226	$1,094,669	$661,349
Realized loss on financial derivative instruments	(11,329)	(14,113)	(12,766)	(24,451)
Unrealized gain (loss) on financial derivative instruments	(68,929)	9,391	(103,758)	(14,371)
	$424,439	$300,504	$978,145	$622,527
Change in unrealized gain (loss) on financial derivative
instruments	$(68,929)	$9,971	$(103,758)	$(13,402)
Amortization of loss on financial derivative instruments	-	(580)	-	(969)
Unrealized gain (loss) on financial derivative instruments	$(68,929)	$9,391	$(103,758)	$(14,371)

Provident Energy 2006 Q2 46

The realized loss on financial derivative instruments for the quarter ended June 30, 2006 of $11.3 million (2005 - $ 14.1 million), and for the six months ended June 30, 2006 of $12.8 million (2005 - $24.5 million) relates to the cash settlement on derivative instruments.

9.	Non-cash Unit Based Compensation

(i)             Unit option plan
		Six months ended June 30,
	2006		2005
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	3,205,625	$11.11	5,200,331	$11.01
Granted	-	-	296,200	11.73
Exercised	(388,327)	10.86	(2,018,211)	10.94
Forfeited	(14,332)	10.59	(25,728)	10.92
Outstanding, end of period	2,802,966	11.14	3,452,592	11.11
Exercisable, end of period	2,084,195	$11.18	1,619,209	$11.20

At June 30, 2006, the Trust had 2,802,966 options outstanding with strike prices ranging between $10.84 and $12.14 per unit. The weighted average remaining contractual life of the options is 1.77 years and the weighted average exercise price is $11.14 per unit excluding average potential reductions to the strike prices of $1.37 per unit.

At June 30, 2005, the Trust had 3,452,592 options outstanding with strike prices ranging between $8.91 and $12.14 per unit. The weighted average remaining contractual life of the options was 2.66 years and the weighted average exercise price was $11.11 per unit excluding average potential reductions to the strike prices of $0.92 per unit.

For the quarter ended June 30, 2006 the Trust recorded non-cash unit based compensation of $0.1 million, for the 5.6 million options granted on or after January 1, 2003 (2005 - $0.2 million).

For the six months ended June 30, 2006 the Trust recorded non-cash unit based compensation of $0.2 million, for the 5.6 million options granted on or after January 1, 2003 (2005 - $0.5 million).

The following table reconciles the year-to-date movement in the contributed surplus balance:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Contributed surplus, beginning of the period	$1,693	$1,606	$1,675	$2,002
Compensation expense	82	243	222	499
Benefit on options exercised charged to unitholders’ equity	(83)	(578)	(205)	(1,230)
Contributed surplus, end of period	$1,692	$1,271	$1,692	$1,271

(ii)	Restricted/Performance Units

As at June 30, 2006 there were 556,654 restricted trust units (RTU’s) and 1,612,346 performance trust units (PTU’s) outstanding. The fair value estimate associated with the RTU’s and PTU’s is expensed in the statement of operations over the vesting period. During the three and six months ended June 30, 2006, the Trust recorded compensation costs of $2.8 million and $4.5 million, respectively, for the RTU’s and PTU’s (2005 - nil). In the second quarter of 2006, cash payments of $0.3 million (2005 -

Provident Energy 2006 Q2 47

nil) were recorded against general and administrative expense resulting in $2.5 million (2005 - nil) recorded as non-cash unit based compensation. In the six months ended June 30, 2006, cash payments of $0.7 million were recorded against general and administrative expense resulting in $3.8 million (2005 - nil) recorded as non-cash unit based compensation.

(iii)	Unit appreciation rights

The fair value associated with the unit appreciation rights (UAR’s) is expensed in the statement of income over the vesting period. For the three and six month period ended June 30, 2006, the Trust recorded non-cash unit based compensation expense of $0.3 million and $1.0 million, respectively, for the outstanding UAR’s (2005 - $1.5 million and $1.9 million, respectively). In the second quarter of 2006, cash payments of $0.1 million (2005- nil) were recorded against general and administrative expense resulting in $0.2 million (2005- $1.5 million) recorded as non-cash unit based compensation. In the six months ended June 30, 2006 cash payments of $0.1 million (2005- nil) were recorded against general and administrative expense resulting in $0.9 million (2005- $1.9 million) recorded as non-cash unit based compensation.

The following table summarizes the information about UAR’s:
	Six months ended		Six months ended
	June 30, 2006		June 30, 2005
Number of Units		Weighted Average	Number of Units	Weighted Average
	Appreciation	Exercise Price	Appreciation	Exercise Price
	Rights	(US$)	Rights	(US$)
Outstanding, beginning of period	768,693	$ 8.34	976,000	$7.98
Granted	-	-	147,000	10.01
Exercised	(30,002)	8.00	(281,755)	7.91
Forfeited	-	-	(16,000)	8.04
Outstanding, end of period	738,691	8.35	825,245	8.37
Exerciseable, end of period	313,705	9.26	20,912	$7.91
Weighted average remaining contract life (years)	2.09		3.09
Average potential reductions to exercise price	$0.98		$0.44

(iv)	Other unit based compensation

At June 30, 2006 there were 2,200,000 notional units outstanding under the key employee plan (2005 -2,200,000) which vest one third three years after grant date, one third four years after grant date and one third five years after grant date. All units under this plan were granted in 2004. There were 5,393,859 notional units outstanding under the phantom unit plan (2005 - 4,155,290) of which all notional units vest immediately. For the quarter and six months ended June 30, 2006 compensation expense of $5.1 million and $6.2 million, respectively, was recorded under the plans (2005 - nil). In the second quarter of 2006 and 2005, no cash payments were recorded against general and administrative expense resulting in $5.1 million (2005 - nil) recorded as non-cash unit based compensation. In the six months ended June 30, 2006 cash payments of $3.8 million (2005 - nil) were recorded against general and administrative expense resulting in $2.4 million (2005 - nil) recorded as non-cash unit based compensation.

Provident Energy 2006 Q2 48

10	.	Reconciliation of Cash Flow and Distributions

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Cash provided by operating activities	$13,610	$45,201	$181,532	$103,908
Change in non-cash operating working capital	96,372	18,868	6,213	23,669
Site restoration expenditures	1,008	366	2,151	995
Cash flow from operations before changes in working
capital and site restoration expenditures	110,990	64,435	189,896	128,572
Cash withheld for financing and investing activities	(42,418)	(7,434)	(52,974)	(19,837)
Cash distributions to unitholders	68,572	57,001	136,922	108,735
Accumulated cash distributions, beginning of period	711,710	464,380	643,360	412,646
Accumulated cash distributions, paid and declared,
end of period	$780,282	$521,381	$780,282	$521,381
Cash distributions per unit	$0.36	$0.36	$0.72	$0.72

Cash withheld for financing and investing activities is a discretionary amount and represents the difference between cash flow from operations less distributions.

11. Subsequent Events

Acquisition announced

On July 11, 2006, the Trust announced that it has agreed to acquire a package of natural gas producing assets in the Rainbow and Peace River Arch areas of northwestern Alberta (the “Rainbow Assets”) for a total estimated purchase price of $475.9 million after adjustments. Current production from the Rainbow Assets is approximately 33 million cubic feet of natural gas equivalent per day (5,500 barrels of oil equivalent per day), over 90 percent of which is natural gas.

In conjunction with the acquisition, the Trust entered into a bought deal agreement with a syndicate of underwriters to issue 16,325,000 subscription receipts at a price of $13.85 per subscription receipt for proceeds of approximately $226.1 million. Each subscription receipt entitles the holder to receive one trust unit upon completion of the acquisition. The offering closed on July 31, 2006 and funds are being held in escrow pending completion of the acquisition.

In addition, as part of this acquisition, Provident’s Canadian credit facility is expected to increase to $925 million and a $300 million bridge facility has been established, which Provident may draw upon for this transaction.

The acquisition is expected to close by the end of August, 2006.

Intent to pursue initial public offering in the U.S.

On July 13, 2006, Provident’s subsidiary, BreitBurn Energy Partners, L.P., filed an amended Form S-1 registration statement with the U.S. Securities and Exchange Commission (“SEC”), in order to pursue an initial public offering of a master limited partnership (the “Partnership”). The Trust will own approximately 96 percent of the general partner and over 65 percent of the limited partnership units, assuming the maximum initial public offering is completed. USOGP will transfer approximately half of its proved reserves and two-thirds of its daily production, located primarily in the Los Angeles Basin in California and the Wind River and Big Horn Basins in Wyoming, to the Partnership. USOGP will retain its remaining producing properties, located primarily in the West Pico and Orcutt fields. Provident will continue to control the Partnership and will retain its approximate 96 percent interest in the remaining properties.

Provident Energy 2006 Q2 49

Although the Form S-1 registration relating to these securities has been filed with the SEC, it has not yet become effective.

12.	Comparative balances

Certain comparative numbers have been restated to conform to the current period’s presentation.

13.	Segmented Information

The Trust’s business activities are conducted through three business segments: Canadian oil and natural gas production, United States oil and natural gas production and midstream services and marketing.

Oil and natural gas production in Canada and the United States includes exploitation, development and production of crude oil and natural gas reserves. Midstream services and marketing includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

Geographically the Trust operates in Canada and the USA in the oil and gas production business segment.
The geographic components have been presented as well as the midstream and marketing business that operates in both Canada and the U.S.A.

Provident Energy 2006 Q2 50

	Three months ended June 30, 2006
	Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing (1)	Inter-segment Elimination	Total

Revenue
Gross production revenue	$103,825	$47,571	$151,396	$-	$-	$151,396
Royalties	(20,910)	(4,722)	(25,632)	-	-	(25,632)
Product sales and service revenue	-	-	-	378,933	-	378,933
Realized gain (loss) on financial derivative instruments	1,203	(1,223)	(20)	(11,309)	-	(11,329)
	84,118	41,626	125,744	367,624	-	493,368
Expenses
Cost of goods sold	-	-	-	304,116	-	304,116
Production, operating and maintenance	23,177	12,366	35,543	8,494	-	44,037
Transportation	1,681	-	1,681	2,404	-	4,085
Foreign exchange loss (gain) and other	(233)	-	(233)	(174)	-	(407)
General and administrative	4,747	6,308	11,055	6,346	-	17,401
	29,372	18,674	48,046	321,186	-	369,232
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	54,746	22,952	77,698	46,438	-	124,136
Non-cash revenue
Unrealized (loss) gain on financial derivative instruments	(5,767)	(15,412)	(21,179)	(47,750)	-	(68,929)
Amortization of loss on financial derivative instruments	-	-	-	-	-	-
	(5,767)	(15,412)	(21,179)	(47,750)	-	(68,929)
Other expenses
Depletion, depreciation and accretion	34,440	7,843	42,283	10,820	-	53,103
Loss on redemption of convertible debentures	-	-	-	-	-	-
Interest on bank debt	2,034	1,430	3,464	4,068	-	7,532
Interest & accretion on convertible debentures	1,635	1,150	2,785	3,268	-	6,053
Amortization of deferred financing charges	248	175	423	496	-	919
Unrealized foreign exchange loss (gain)	-	-	-	735	-	735
Non-cash unit based compensation	1,483	5,554	7,037	933	-	7,970
Internal management charge	(252)	252	-	-	-	-
Gain on sale of assets	-	-	-	-	-	-
Capital taxes (recovery)	(583)	-	(583)	(100)	-	(683)
Current and witholding taxes (recovery)	(3,439)	3,872	433	448	-	881
Future income tax recovery	(21,870)	(1,921)	(23,791)	(17,346)	-	(41,137)
	13,696	18,355	32,051	3,322	-	35,373
Non-controlling interest - USOGP	-	(1,652)	(1,652)	-	-	(1,652)
Non-controlling interest - Exchangeables	189	(49)	140	(25)	-	115
Net income (loss) for the period	$35,094	$(9,114)	$25,980	$(4,609)	$-	$21,371
(1) Included in the Midstream Services and Marketing segment is product sales and services revenue of $51.9 million associated with U.S. operations.

Provident Energy 2006 Q2 51

	Three months ended June 30, 2006
	Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing		Inter-segment Elimination	Total

Selected balance sheet items
Capital Assets
Property, plant and equipment net	$604,301	$346,447	$950,748	$719,878	$	- $	1,670,626
Intangible assets	-	-	-	204,721		-	204,721
Goodwill	330,944	-	330,944	102,402		-	433,346
Capital Expenditures
Property, plant and equipment net	13,521	9,872	23,393	12,788		-	36,181
Property, plant and equipment through
corporate acquisitions	-	-	-	-		-	-
Goodwill additions	-	-	-	2,300		-	2,300
Working capital
Accounts receivable	52,792	25,008	77,800	156,653		-	234,453
Petroleum product inventory	-	-	-	112,061		-	112,061
Accounts payable and accrued liabilities	60,458	52,690	113,148	161,715		-	274,863
Long-term debt	$237,320	$175,792	$413,112	$465,850	$	- $	878,962

Provident Energy 2006 Q2 52

	Three months ended June 30, 2005
	Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter-segmen Elimination	Total
Revenue
Gross production revenue	$107,360	$37,820	$145,180	$-	$-	$145,180
Royalties	(22,815)	(3,738)	(26,553)	-	-	(26,553)
Product sales and service revenue	-	-	-	199,798	(13,199)	186,599
Realized gain (loss) on financial derivative
instruments	(10,835)	(3,314)	(14,149)	36	-	(14,113)
	73,710	30,768	104,478	199,834	(13,199)	291,113
Expenses
Cost of goods sold	-	-	-	177,378	(13,199)	164,179
Production, operating and maintenance	22,272	9,925	32,197	8,677	-	40,874
Transportation	1,336	-	1,336	-	-	1,336
Foreign exchange loss (gain) and other	26	46	72	(57)	-	15
General and administrative	4,965	2,324	7,289	2,071	-	9,360
	28,599	12,295	40,894	188,069	(13,199)	215,764
Earnings before interest, taxes, depletion,
depreciation, accretion and other non-cash
items	45,111	18,473	63,584	11,765	-	75,349
Non-cash revenue
Unrealized (loss) gain on financial derivative
instruments	8,231	2,493	10,724	(753)	-	9,971
Amortization of loss on financial derivative
instruments	(580)	-	(580)	-	-	(580)
	7,651	2,493	10,144	(753)	-	9,391
Other expenses
Depletion, depreciation and accretion	41,205	6,677	47,882	2,507	-	50,389
Loss on redemption of convertible debentures	31	10	41	8		49
Interest on bank debt	1,182	399	1,581	333	-	1,914
Interest and accretion on convertible
debentures	4,038	1,359	5,397	1,084	-	6,481
Amortization of deferred financing charges	293	99	392	76	-	468
Unrealized foreign exchange loss (gain)	-	(142)	(142)	(94)	-	(236)
Non-cash unit based compensation	243	1,548	1,791	-	-	1,791
Internal management charge	(1,161)	1,161	-	-	-	-
Gain on sale of assets	-	-	-	(5,188)	-	(5,188)
Capital taxes (recovery)	1,533	-	1,533	-	-	1,533
Current and withholding taxes (recovery)	1	2,003	2,004	-	-	2,004
Future income tax recovery	(2,112)	-	(2,112)	-	-	(2,112)
	45,253	13,114	58,367	(1,274)	-	57,093
Non-controlling interest - USOGP	-	504	504	-	-	504
Non-controlling interest - Exchangeables	90	86	176	145	-	321
Net income (loss) for the period	$7,419	$7,262	$14,681	$12,141	$-	$26,822

Provident Energy 2006 Q2 53

	Three months ended June 30, 2005
	Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter-segment Elimination	Total

Selected balance sheet items
Capital Assets
Property, plant and equipment net	$723,749	$377,000	$1,100,749	$271,184	$-	$1,371,933
Goodwill	330,944	-	330,944	-	-	330,944
Capital Expenditures
Property, plant and equipment net	21,224	15,279	36,503	497	-	37,000
Property, plant and equipment through
corporate acquisitions	-	-	-	-	-	-
Goodwill additions	-	-	-	-	-	-
Working capital
Accounts receivable	40,131	16,889	57,020	93,406	(3,282)	147,144
Petroleum product inventory	-	-	-	23,199	-	23,199
Accounts payable and accrued liabilities	69,756	31,945	101,701	62,756	(3,282)	161,175
Long-term debt	$259,716	$87,496	$347,212	$70,270	$-	$417,482

Provident Energy 2006 Q2 54

	Six months ended June 30, 2006
	Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing (1)	Inter- segment Elimination	Total
Revenue
Gross production revenue	$205,295	$88,186	$293,481	$-	$-	$293,481
Royalties	(42,101)	(8,681)	(50,782)	-	-	(50,782)
Product sales and service revenue	-	-	-	851,970	-	851,970
Realized gain (loss) on financial derivative
instruments	(733)	(2,202)	(2,935)	(9,831)	-	(12,766)
	162,461	77,303	239,764	842,139	-	1,081,903
Expenses
Cost of goods sold	-	-	-	726,845	-	726,845
Production, operating and maintenance	46,459	23,703	70,162	17,881	-	88,043
Transportation	2,786	-	2,786	7,057	-	9,843
Foreign exchange loss (gain) and other	(310)	-	(310)	(256)	-	(566)
General and administrative	11,165	13,950	25,115	11,361	-	36,476
	60,100	37,653	97,753	762,888	-	860,641
Earnings before interest, taxes, depletion,
depreciation, accretion and other non-cash items	102,361	39,650	142,011	79,251	-	221,262
Non-cash revenue
Unrealized (loss) gain on financial derivative
instruments	2,921	(19,698)	(16,777)	(86,981)	-	(103,758)
Amortization of loss on financial derivative
instruments	-	-	-	-	-	-
	2,921	(19,698)	(16,777)	(86,981)	-	(103,758)
Other expenses
Depletion, depreciation and accretion	69,089	15,309	84,398	21,615	-	106,013
Loss on redemption of convertible debentures	-	-	-	-	-	-
Interest on bank debt	3,826	2,692	6,518	7,652	-	14,170
Interest and accretion on convertible debentures	3,280	2,308	5,588	6,559	-	12,147
Amortization of deferred financing charges	496	349	845	992	-	1,837
Unrealized foreign exchange loss (gain)	-	-	-	199	-	199
Non-cash unit based compensation	1,930	3,899	5,829	1,518	-	7,347
Internal management charge	(511)	511	-	-	-	-
Gain on sale of assets	-	-	-	-	-	-
Capital taxes (recovery)	603	-	603	-	-	603
Current and withholding taxes (recovery)	-	5,159	5,159	565	-	5,724
Future income tax recovery	(42,890)	(2,241)	(45,131)	(29,844)	-	(74,975)
	35,823	27,986	63,809	9,256	-	73,065
Non-controlling interest - USOGP	-	(1,382)	(1,382)	-	-	(1,382)
Non-controlling interest - Exchangeables	378	(35)	343	(93)	-	250
Net income (loss) for the period	$69,081	$(6,617)	$62,464	$(16,893)	$-	$45,571

(1) Included in the Midstream Services and Marketing segment is product sales and service revenue of $180.4 million associated with U.S. operations.

Provident Energy 2006 Q2 55

	Six months ended June 30, 2006
	Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing		Inter- segment Elimination	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$604,301	$346,447	$950,748	$719,878	$	- $	1,670,626
Intangible assets	-	-	-	204,721		-	204,721
Goodwill	330,944	-	330,944	102,402		-	433,346
Capital Expenditures
Property, plant and equipment net	39,541	24,533	64,074	27,410		-	91,484
Property, plant and equipment through corporate
acquisitions	-	-	-	-		-	-
Goodwill additions	-	-	-	4,278		-	4,278
Working capital
Accounts receivable	52,792	25,008	77,800	156,653		-	234,453
Petroleum product inventory	-	-	-	112,061		-	112,061
Accounts payable and accrued liabilities	60,458	52,690	113,148	161,715		-	274,863
Long-term debt	$237,320	$175,792	$413,112	$465,850	$	- $	878,962

Provident Energy 2006 Q2 56

	Six months ended June 30, 2005
	Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter- segment Elimination	Total
Revenue
Gross production revenue	$212,923	$66,851	$279,774	$-	$-	$279,774
Royalties	(43,484)	(6,403)	(49,887)	-	-	(49,887)
Product sales and service revenue	-	-	-	521,882	(90,420)	431,462
Realized gain (loss) on financial derivative	(19,294)	(5,668)	(24,962)	511	-	(24,451)
	150,145	54,780	204,925	522,393	(90,420)	636,898
Expenses
Cost of goods sold	-	-	-	474,219	(90,420)	383,799
Production, operating and maintenance	47,892	17,351	65,243	16,052	-	81,295
Transportation	3,028	-	3,028	-	-	3,028
Foreign exchange loss (gain) and other	769	(504)	265	(117)	-	148
General and administrative	9,448	4,095	13,543	4,094	-	17,637
	61,137	20,942	82,079	494,248	(90,420)	485,907
Earnings before interest, taxes, depletion,
depreciation, accretion and other non-cash items	89,008	33,838	122,846	28,145	-	150,991
Non-cash revenue
Unrealized (loss) gain on financial derivative
instruments	(3,860)	(8,645)	(12,505)	(897)	-	(13,402)
Amortization of loss on financial derivative
instruments	(969)	-	(969)	-	-	(969)
	(4,829)	(8,645)	(13,474)	(897)	-	(14,371)
Other expenses
Depletion, depreciation and accretion	82,757	11,784	94,541	5,009	-	99,550
Loss on redemption of convertible debentures	31	10	41	8	-	49
Interest on bank debt	3,293	1,104	4,397	843	-	5,240
Interest and accretion on convertible debentures	7,598	2,550	10,148	1,945	-	12,093
Amortization of deferred financing charges	350	118	468	90	-	558
Unrealized foreign exchange loss (gain)	-	-	-	(256)	-	(256)
Non-cash unit based compensation	499	1,923	2,422	-	-	2,422
Internal management charge	(1,161)	1,161	-	-	-	-
Gain on sale of assets	-	-	-	(5,188)	-	(5,188)
Capital taxes (recovery)	2,910	-	2,910	-	-	2,910
Current and withholding taxes (recovery)	1	4,370	4,371	-	-	4,371
Future income tax recovery	(9,832)	-	(9,832)	-	-	(9,832)
	86,446	23,020	109,466	2,451	-	111,917
Non-controlling interest - USOGP	-	399	399	-	-	399
Non-controlling interest - Exchangeables	(104)	(24)	(128)	393	-	265
Net income (loss) for the peroid	$(2,163)	$1,798	$(365)	$24,404	$-	$24,039

Provident Energy 2006 Q2 57

			Six months ended June 30, 2005
	Canadian Oil	United States
	and Natural	Oil and
	Gas	Natural Gas	Total Oil and	Midstream	Inter-
	Production	Production	Natural Gas	Services and	segment
	(COGP)	(USOGP)	Production	Marketing	Elimination	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$723,749	$377,000	$1,100,749	$271,184	$-	$1,371,933
Goodwill	330,944	-	330,944	-	-	330,944
Capital Expenditures
Property, plant and equipment net	35,272	30,164	65,436	650	-	66,086
Property, plant and equipment through
corporate acquisitions	-	99,877	99,877	-	-	99,877
Goodwill additions	-	-	-	-	-	-
Working capital
Accounts receivable	40,131	16,889	57,020	93,406	(3,282)	147,144
Petroleum product inventory	-	-	-	23,199	-	23,199
Accounts payable and accrued liabilities	69,756	31,945	101,701	62,756	(3,282)	161,175
Long-term debt	$259,716	$87,496	$347,212	$70,270	$-	$417,482

Provident Energy 2006 Q2 58

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Provident Energy 2006 Q2 59

Board of Directors

John B. Zaozirny, Q.C. (2)	Hugh A. Fergusson, LLB (1)(3)	Byron J. Seaman, D.Sc. (3)
Chairman	Calgary, Alberta	Calgary, Alberta
Calgary, Alberta
	Norman R. Gish, LLB (2)	Mike H. Shaikh, CA (1)
Thomas W. Buchanan, CA	Calgary, Alberta	Calgary, Alberta
Calgary, Alberta
	Bruce R. Libin, Q.C. (1)(3)	Jeffrey T. Smith, P.Geol. (2)(3)
Randall J. Findlay, P.Eng.	Calgary, Alberta	Calgary, Alberta
DeWinton, Alberta
Robert W. Mitchell, Ph.D. (3)
Grant D. Billing, CA (2)	Calgary, Alberta
Calgary, Alberta

(1) Member of Audit Committee	(2) Member of Governance, Human	(3) Member of Reserves, Operations
	Resources and Compensation Committee	and EH&S Committee

Officers

Thomas W. Buchanan, CA	Murray N. Buchanan, MBA	Lynn M. Rannelli
Chief Executive Officer and President	Co-President, Midstream Business Unit	Assistant Corporate Secretary

David I. Holm, B.Comm., LLB	Andrew G. Gruszecki, MBA	Cameron G. Vouri, P.Eng.
Executive Vice President, Strategy,	Co-President, Midstream Business Unit	President, Canadian Oil and Gas
Finance, Business Development and Corporate Secretary		Production Business Unit
Gary R. Kline
	Senior Vice President, Commercial	Mark N. Walker, C.M.A.
Daniel J. O’Byrne, P.Eng., MBA	Development and Risk Management	Senior Vice President, Finance and
Executive Vice President, Operations and Chief Operating Officer		Chief Financial Officer

Banking Syndicate		Engineering Consultants

Lead Syndicate Members (Canada)	Lead Syndicate Members (U.S.)	McDaniel & Associates Consultants Ltd
National Bank of Canada	Wells Fargo Bank	Netherland, Sewell & Associates, Inc
Bank of Nova Scotia		Cawley, Gillespie & Associates, Inc
Bank of Montreal
The Toronto Dominion Bank

Auditors	Legal Counsel	Trustee
PricewaterhouseCoopers LLP	Macleod Dixon LLP	Computershare Trust Company of Canada

Stock Exchanges		Contact Information

Toronto Stock Exchange	New York Stock Exchange	For Investor Relations Inquiries:
Units: PVE.UN	Units: PVX
Debentures: PVE.DB.A		Laurie Stretch, MA
PVE.DB.B		Senior Manager, Investor Relations
PVE.DB.C		and Communications
PVE.DB.D		Phone: (403) 231-6710
info@providentenergy.com

800, 112 - 4 Avenue SW	Calgary, Alberta T2P 0H3	www.providentenergy.com
Phone: (403) 296-2233	Toll Free: (800) 587-6299	Fax: (403) 294-0111